Annual Report

2024



LESLIE'S®

We know pools.

Our Mission

We are commited to providing consumers with the expertise, service, and innovative products necessary to enjoy clean, safe, and beautiful pools and spas.



Our Values

Be Customer Focused

We create great experiences and lasting relationships with those we serve. We understand our customers' needs, consider the impact on them in our decisions, and strive to make every experience easy, connected, and joyful.

Share Expertise

We are the leading experts in our field, no matter our role. We take pride in what we know, share it willingly, and help others understand. As partners in pool care, we act as trusted guides.

Invest in Innovation

We see every moment as an opportunity to do better than the last time. We constantly look to take leaps forward by investing in big ideas and new technologies in every aspect of the business.

Own the Outcome

We value outcomes over activity, and hold ourselves and each other to the highest standards for how we perform every day. We proactively take ownership of how we spend time, dollars, and energy.

Welcome Everyone

As champions of diversity, equity, and inclusion, we create an environment where everyone can proudly work together, do their best, and have fun along the way.

Measure the Impact

We work to align across all stakeholders—customers, shareholders, partners, employees, and environment—and strive to make a positive difference for people, planet, and the business in every decision.



Dear Fellow Shareholders,



Building a legacy in business – as in life – is a complicated venture. It takes a strong culture, commitment, and perseverance. Since becoming Leslie's new CEO in September 2024, I have quickly learned that our Company has built a very strong legacy by making a clear customer promise and consistently delivering on customer's expectations. For over 60 years, Leslie's has made it our focus to be the customer's "#1 choice" for pool care. It all started in 1963 when Phil Leslie opened a chain of swimming pool supply stores in the Los Angeles area.

To this day, Leslie's has focused on the customer, making sure we have a strong assortment of merchandise to meet the needs of local do-it-yourself (DIY) and Professional (Pro) customers. Our merchandise, including base and specialty chemicals, equipment and cleaners, and recreational items ensure clean, safe and enjoyable pools across the country. Put simply, we enable fun and joy.

Leslie's Value Proposition

Today, Leslie's has grown to a 1,000-store chain across 39 states, providing pool owners and professionals with what they need to make beautiful memories and bring joy to the backyard. As I continue to visit stores and spend time in the market, I see that serving our customers with care and providing expert advice defines who we are as a Company.

Our most valuable offering is the expert pool and spa care advice from knowledgeable in-store team members as well as professional equipment installation and repairs from more than 200 certified service technicians. It's the contributions from our team members that set us apart.

We have come a long way over the years, adding capabilities and innovative technology, including our AccuBlue® best-in-class commercial grade water testing, which is backed by over 50 million water tests. We believe the AccuBlue® water test, proprietary pool score, and treatment plan is the most comprehensive water testing solution in the industry. By providing it for free at all Leslie's stores, we offer a unique value proposition that drives customer loyalty. Since we know convenience is important to our customer base, we recently introduced AccuBlue Home®. This home





enabling customers to engage with Leslie's whenever, wherever, and however they prefer to shop.

A Vision for the Future

After joining as CEO, I embarked on a listening and learning tour, visiting stores, distribution centers, and commercial service centers across more than half a dozen states, including some of our biggest markets. I spoke with customers, team members, suppliers, and shareholders, learning as much as possible in a short period of time.

I learned that we are much more than just a "pool company" or a "brick and mortar retailer that sells pool supplies." We are a pool solutions company. Our singular focus is helping our customers with their pool.

My learnings and the reflections on the valuable feedback that I have received has allowed me to lay out a vision:

To be Customer's #1 Choice for Pool Care Solutions

We are uniquely positioned to achieve this vision. We are developing a focused set of priorities centered around three strategic themes: **Customer Centricity, Convenience, and Asset Utilization.** While exciting and positive changes are coming, we are striving to "perform while we transform." The Company is entering a new era and we are working to pave the way for long-term sustainable growth and profitability as market conditions continue to normalize.

Strategic Themes

We discussed the three strategic themes around which we are building initiatives to drive positive change during our Fiscal Fourth Quarter 2024 earnings call. To recap:

version of our commercial grade testing technology has made it easier than ever for our customers to feel the trust and care from the comfort of their own home.

In addition to free water tests, Leslie's value proposition also includes:

Free in-store inspection and repair of pool equipment, such as pool cleaners. Pool owners simply bring in the non-working item to a Leslie's store, and a certified on-staff expert will assess and fix it. Customers only pay for the cost of parts and materials.

Free Pool Perks Program – allows for members to receive rewards on purchases and services, shipping benefits on lesliespool.com orders, extended warranties on select equipment, and exclusive offers and promotions.

Free expert advice from over 3,600 knowledgeable associates, as well as helpful online resources including more than 1,500 how-to articles and YouTube online videos covering everything our customers need to know to care for their pool.

As the only national omnichannel pool and spa supply retailer, we operate an integrated ecosystem of physical locations and a robust digital platform,





Customer Centricity: Simply put, we strive to put the customer at the center of everything we do. Customer centricity is not just a catchphrase. It is a mindset. This mindset connects to our vision and drives a solution orientation for our teams. For our DIY customers, that includes better communicating our unique value proposition. We also expect it to include a revamped and enhanced loyalty program. For other pool owners who utilize a Pro, we will be elevating our efforts to win their business by delivering more value, including making sure they understand we are the best partner to help their business succeed and 'win' with their customers.



Convenience: We have the largest store footprint in the pool industry putting us closer to more pools in America than any other pool company. That strategic advantage can be better utilized to serve the needs of our customers, DIY or Pro, in any way they want to be served. We are working on adding speed and additional omni-capabilities in order to deliver solutions more quickly for our customers. This includes introducing the concept of "precision inventory", or having the right inventory in the right place at the right time. We expect to refocus our inventory approach to be more in stock on our faster moving items to ensure customers can be in-and-out of the store quickly and seamlessly. This includes our new category of inventory called "never-outs", which consist of highly sought chemicals, as well as the proper assortment of essential parts for our Pros who service pools and for our DIYers who take care of their pools themselves.



Asset Utilization: Leslie's has a differentiated asset base that can be leveraged with greater effect to deliver a better customer experience, drive a more efficient supply chain and inventory management process, and execute on faster solutions for our valued customers. Our Leslie's team members, driven by a more effective and deeper utilization of technology and data, will lead by example. Our team members are our greatest asset and they are all highly motivated in striving to lead positive change to deliver stronger results in the year ahead and beyond.

We expect these strategic themes and related initiatives we implement to accelerate Leslie's return to positive same store sales growth, improve working capital efficiency, and increase free cash flow in order to contribute toward our number one capital allocation priority, building a stronger balance sheet by reducing our debt outstanding. We have already begun this journey by paying down approximately $25 million of outstanding debt in November 2024.

Fiscal Year 2024 Recap

Sales declined eight percent driven by lower traffic throughout the year and softer sales demand for larger ticket and discretionary products. A slow start to the main pool season, with uneven weather in April and May, combined with softer sales in equipment, drove fewer customers into our physical locations, offset to some degree by improved conversion rates. As interest rates have remained higher for longer, the cumulative effect on household budgets has driven caution around purchases of big-ticket and discretionary items, including pool equipment. Overall, softer top line sales produced negative operating leverage through the income statement, impacting our profitability for fiscal year 2024.

While our sales and profitability did not meet our expectations, we did make strong improvement on our inventory management, with fiscal year 2024 inventory levels down $78M or 25 percent versus the end of fiscal year 2023. We also made progress on our cost structure, with Selling, General & Administrative (SG&A) costs down six percent year-over-year.

Looking Ahead

With our strong legacy in mind, and a clear focus on a new future, we look ahead to returning Leslie's to its long history of systematic growth in sales and profitability.



We expect our success will be determined by all of the factors I have described, and driven by our people through our culture of teamwork and engagement, doing what is right, and being inclusive. We will use the customer's satisfaction as our North Star, and strive to be fully accountable to all of our stakeholders. Leveraging our unique competitive advantages and commitment to quality and value, our goal is to win every day for our customers. We believe our best days lie squarely ahead of us.



In what has been a very dynamic environment, we are proud of the way our team members have stayed diligent in their commitment to serving our customers to achieving clean, safe, and beautiful pools. I am excited for the future of the industry and our Company. We plan to elevate our value proposition to our DIY and Pro customers by focusing on our strategic plan, controlling our controllables, and putting the customer at the center of everything we do. We strive to perform while we transform. We appreciate all of the support from our stakeholders, and we are hard at work to prepare to win pool season in fiscal year 2025 and to write the next chapter on Leslie's legacy.

Our commitment to our customers and you, our shareholders, is as clear as the pools we serve – to drive long-term profitable growth to maximize customer, team and shareholder value.





Sincerely,

Jason McDonell
CEO



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number: 001-39667

LESLIE'S, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**20-8397425**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2005 East Indian School Road	
Phoenix, AZ	**85016**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (602) 366-3999

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	LESL	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐		Smaller reporting company	☐
Emerging growth company	☐			

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Common Stock held by non-affiliates of the Registrant, based on the closing price of the Common Stock on The Nasdaq Global Select Market ("Nasdaq") on March 30, 2024, the last business day of the Registrant's most recently completed second fiscal quarter was approximately $1.2 billion. For purposes of this response, the Registrant has assumed that its directors, executive officers, and beneficial owners of 5% or more of its Common Stock are affiliates of the Registrant.

The number of shares of Registrant's Common Stock outstanding as of November 26, 2024 was 184,969,296.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the Registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2025, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this Annual Report on Form 10-K, including statements regarding our future results of operations or financial condition, business strategy, legal proceedings, competitive advantages, market size, growth opportunities, industry expectations, and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," or "would," or the negative of these words or other similar terms or expressions. Our actual results or outcomes could differ materially from those indicated in these forward-looking statements for a variety of reasons, including, among others:

- our ability to execute on our growth strategies;

- supply disruptions;

- our ability to maintain favorable relationships with suppliers and manufacturers;

- competition from mass merchants and specialty retailers;

- impacts on our business from the sensitivity of our business to weather conditions, changes in the economy (including high interest rates, recession fears, and inflationary pressures), geopolitical events or conflicts, and the housing market;

- disruptions in the operations of our distribution centers;

- our ability to implement technology initiatives that deliver the anticipated benefits, without disrupting our operations;

- our ability to attract and retain senior management and other qualified personnel;

- regulatory changes and development affecting our current and future products including evolving legal standards and regulations concerning environmental, social and governance ("ESG") matters;

- our ability to obtain additional capital to finance operations;

- commodity price inflation and deflation;

- impacts on our business from epidemics, pandemics, or natural disasters;

- impacts on our business from cyber incidents and other security threats or disruptions;

- our ability to remediate material weaknesses or other deficiencies in our internal control over financial reporting or to maintain effective disclosure controls and procedures and internal control over financial reporting; and

- other risks and uncertainties, including those listed in the section titled "Risk Factors" in our filings with the United States Securities and Exchange Commission ("SEC").

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K for the year ended September 28, 2024. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time-to-time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results or outcomes could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Annual Report on Form 10-K are based on events or circumstances as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this Annual Report on Form 10-K or to reflect new information, changed expectations, the occurrence of unanticipated events or otherwise, except as required by law. We may not actually achieve the plans, intentions, outcomes or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

PART I

Item 1. Business.

In this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, all references to "we," "our," "us," "Leslie's," "the Company," and "our Company" refer to Leslie's, Inc. and its consolidated subsidiaries.

Our Company

We are the largest and most trusted direct-to-consumer brand in the $15 billion United States pool and spa care industry, serving residential and professional consumers. Founded in 1963, we are the only direct-to-consumer pool and spa care brand with national scale, operating an integrated marketing and distribution ecosystem powered by a physical network of over 1,000 branded locations and a robust digital and e-commerce platform. We have a market-leading share of approximately 15% of residential aftermarket product spend as of 2023, our physical network is larger than the sum of our 20 largest competitors and our digital sales are estimated to be greater than five times as large as that of our largest digital competitor. We offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie's, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas. Our dedicated team of associates, pool and spa care experts, and experienced service technicians are passionate about empowering our consumers with the knowledge, products, and solutions necessary to confidently maintain and enjoy their pools and spas. The considerable scale of our integrated marketing and distribution ecosystem, which is powered by our direct-to-consumer network, uniquely enables us to efficiently reach and service every pool and spas in the continental United States.

We operate primarily in the pool and spa aftermarket industry, which is one of the most fundamentally attractive consumer categories given its scale, predictability, and growth outlook. More than 80% of our assortment is comprised of non-discretionary products essential to the care of residential and commercial pools and spas. Our assortment includes chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products. We also offer important essential services, such as equipment installation and repair for residential consumers and professional pool operators. We offer complimentary, commercial-grade in-store water testing and analysis via our proprietary AccuBlue® system, which increases consumer engagement, conversion, basket size, and loyalty, resulting in higher lifetime value. Our water treatment expertise is powered by data and intelligence accumulated from the millions of water tests we have performed over the years, positioning us as the most trusted water treatment service provider in the industry.

We have a legacy of leadership and disruptive innovation. Since our founding in 1963, we have been the leading innovator in our category and have provided our consumers with the most advanced pool and spa care available. As we have scaled, we have leveraged our competitive advantages to strategically reinvest in our business and intellectual property to develop new value-added capabilities. Over the course of our history, we have pioneered complimentary in-store water testing, offered complimentary in-store equipment repair services, introduced the industry's first loyalty program, and developed an expansive platform of owned and exclusive brands. These differentiated capabilities allow us to meet the needs of any pool and spa owner, whether they care for their pool or spa themselves, or rely on a professional, whenever, wherever, and however they choose to engage with us.

Our Competitive Strengths

We believe that the following competitive strengths have been key drivers of our success to date, and strategically position us for continued success.

Undisputed direct-to-consumer market leader in the aftermarket pool and spa care industry.

For over 60 years, we have been dedicated to addressing our consumers' pool needs so that they can spend less time maintaining and more time enjoying their pools. We are the only direct-to-consumer pool and spa care brand with a nationwide physical presence and an integrated digital platform, consisting of individually merchandised e-commerce websites, a mobile app with transaction capabilities, and online marketplace operations, designed to address the needs of all pool and spa consumers. The remainder of the industry is highly fragmented across both offline and online providers.

Direct relationships with pool and spa owners and professionals, driving strong Company loyalty programs.

We are the largest national pool and spa care brand with a direct relationship with pool and spa owners and the professionals who serve them. Across our integrated platform, we have more than 12 million consumers who rely on us for their ongoing pool and spa care needs. Through our best-in-class proprietary water testing and backed by our team of highly trained pool and spa experts, we offer sophisticated product recommendations and other expert advice, which cultivates long-standing relationships with our consumers and drives our leading loyalty programs, including Pool Perks®, our retail loyalty program, as well as our PRO Partner loyalty program for service professionals. The comprehensive nature of our product and service offering eliminates the need for consumers to leave the Leslie's ecosystem. Leslie's loyalty program drives exceptional retention with a higher per transaction spend versus non-loyalty members. We define "direct relationships" as the number of unique customers for whom we have a mailing address, a phone number, or an email address, and many of which are loyalty members of Leslie's.

Consumer-centric connected ecosystem for all pool and spa owners and the professionals who serve them using proprietary, leading brands across all channels.

We have built the most extensive and geographically diverse pool and spa care network in the United States. Our locations are strategically located in densely populated areas mainly throughout the Sunbelt, including California, Arizona, Texas, and Florida. Across our physical network, we employ a team of more than 3,000 associates, including pool and spa care experts and service technicians, who act as solution providers to all of our consumers, including both do-it-yourself ("DIY") and do-it-for-me ("DIFM") pool owners as well as pool professionals.

As the world has become more digitally focused, we have focused on architecting an industry-leading integrated digital platform of proprietary e-commerce websites designed to serve our residential and professional consumers. Our proprietary e-commerce websites serve digital consumers through curated pricing and targeted merchandising strategies. In addition to our owned e-commerce websites, we also offer our products through online marketplaces such as Amazon, eBay, and Walmart. As a result of our strategic investments in digital, we are uniquely positioned to serve our consumers with cross-channel capabilities and capture incremental online demand from new consumers while growing the total profitability of the network.

Comprehensive assortment of proprietary brands with recurring, essential, superior product formulations, and trusted, solution-based services for all consumers.

We offer a comprehensive product assortment, consisting of more than 30,000 products across chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related categories. More than 80% of our product sales are non-discretionary and recurring in nature. In addition, more than 55% of our total sales and 80% of our chemical sales are derived from proprietary brands and custom-formulated products, which allows us to create an entrenched consumer relationship, optimize our supply chain, and capture attractive margins. Consumers choose our exclusive, proprietary brands and custom-formulated products for their efficacy and value, a combination that we believe cannot be found elsewhere.

We pair our comprehensive product assortment with differentiated in-store and on-site service offerings. We pioneered the complimentary in-store water test and resulting proprietary pool or spa water prescription, which has driven consumer traffic and loyalty, and has created a "pharmacist-like" relationship with our consumers. We have developed and introduced significant upgrades to our water testing capabilities with the launch of our AccuBlue® platform. The AccuBlue® testing device screens for 10 distinct water quality criteria. Our in-store experts leverage our proprietary AccuBlue® water diagnostics software engine to offer our consumers a customized prescription and treatment plan using our comprehensive range of exclusive products, walking them through product use sequencing step-by-step. These detailed and sophisticated treatment algorithms are supported by our differentiated water treatment expertise built over decades. Historically, we have found that consumers who test their water with us regularly spend more with us per year than those who do not, underscoring the importance of this acquisition and retention vehicle. In 2023, we introduced this same proprietary, commercial grade technology for consumers that can be done in the comfort and convenience of their own home with AccuBlue Home®. We also employ the industry's largest network of in-field technicians who perform on-site evaluations, installation, and repair services for residential consumers and professional pool operators.

Historically attractive financial profile characterized by consistent, profitable growth, and strong cash flow conversion offering multiple levers to drive shareholder value.

We historically have had strong sales growth, demonstrating our ability to deliver strong financial results through all economic cycles. Our growth has been broad-based across residential pool, residential spa, and professional pool consumers and has been driven by strong retention and profitable acquisition of sticky, long-term consumer relationships. Due to our scale, vertical integration, and operational excellence, we maintain a high ability to generate profitability. Due to our low maintenance capital intensity, we maintain the ability to be flexible with investments and growth through the entire economic cycle.

Highly experienced and visionary leadership team that combines deep industry expertise and advanced direct-to-consumer capabilities.

Our strategic vision and culture are directed by our executive leadership team under the leadership of our Chief Executive Officer, Jason McDonell, and our Chief Financial Officer, Scott Bowman. Our well-balanced executive leadership team is comprised of leaders with experience in the pool and spa care industry as well as recently hired executives who bring new expertise and capabilities to Leslie's from outside industries. Our leadership team is uniquely capable of executing upon our strategic vision and successfully continuing to create long-term shareholder value.

Our Growth Strategies

We believe we are well positioned to drive sustainable growth and profitability over the long-term by executing on the following strategies:

Grow our consumer file.

We believe we have significant opportunity to acquire new residential consumers and reactivate lapsed residential consumers, which we plan to do by executing on the following strategies:

- **Acquire or reactivate consumers via optimized marketing strategy.** We believe we have a sizeable opportunity to grow by serving the millions of pool and spa owners in our market who do not actively shop with us today. We plan to pursue our acquisition of these potential new or reactivated consumers and, at the same time, manage consumer acquisition cost by shifting our marketing mix toward more efficient digital and social channels with increasing focus on advanced analytics and return-on-investment focused marketing spend.

- **Capture outsized share of new pool and spa consumers.** We intend to bolster consumer file growth by deploying targeted marketing tactics to win an outsized share of new pool and spa owners as the installed base of pools grows.

Increase share of wallet among existing consumers.

We believe we have a significant opportunity to increase spend from existing consumers and drive higher lifetime value. We plan to do this by executing on the following strategies:

- **Increase loyalty membership penetration and introduce program upgrades.** We plan to continue to market our loyalty program in-store and online to convert more of our consumers to loyalty members through our loyalty program, Pool Perks®, in order to offer more value-added features to further drive member enrollment and engagement. We will explore opportunities to drive interest by selectively offering special incentives and rewards as well as introducing new value-added features. We believe these initiatives will drive higher transaction frequency and basket size, which will result in increased category spend and higher lifetime value with existing consumers.

- **Enhance retention marketing.** While we have historically been satisfied with our consumer retention metrics, we believe there is opportunity to drive even greater retention. We plan to do this by more actively leveraging our consumer database to personalize the consumer experience with targeted messaging and product recommendations.

- **Expand our product and service offering.** We plan to expand our offering by introducing new and innovative products and services in our existing categories and by expanding into adjacent categories. Specifically, we believe there is an opportunity with products targeted to spa owners, who have historically been underserved.

Grow additional share in the professional market.

We believe we have a significant opportunity to grow our sales with pool care professionals, who individually can spend significantly more than residential consumers on pool supplies and equipment.

Our research suggests that small and mid-size pool professionals value convenience and referrals, both of which we are uniquely positioned to offer given our over 1,000 locations and the industry's largest consumer file. We plan to expand our physical network of PRO locations, which specifically cater to pool professionals, by selectively opening new locations and selectively remodeling existing residential locations. We continue to assemble an affiliated network of qualified pool professionals through our PRO Partner program, further expanding the Leslie's name into the professional channel. To better attract pool care professionals, we also have a dedicated Leslie's PRO e-commerce website. This website provides all of the online tools needed for professionals to serve their respective communities and grow their pool care businesses. We believe that this initiative represents a natural adjacency and will resonate with existing residential consumers as well as help attract new residential consumers.

Utilize strategic M&A to consolidate share and further enhance capabilities.

The aftermarket pool and spa industry is highly fragmented, which offers attractive opportunities to utilize strategic M&A to drive consolidation. We have historically used, and plan to continue to use, strategic acquisitions to obtain consumers and capabilities in both new and existing markets. We completed five acquisitions during fiscal 2023 and no acquisitions during fiscal 2024, but continued to build our pipeline of future opportunities. We expect to continue to look for opportunities that will strategically benefit our business and contribute to future growth. We believe that we are the consolidator of choice in the industry, and we will continue to focus on acquiring high quality, market-leading businesses with teams, capabilities, and technologies that uniquely position us to create value by applying best practices across our entire physical and digital network to better serve new and existing consumer types.

Addressing underserved residential whitespace.

We have identified more than 800 locations in the continental United States that we can selectively address through our store expansion strategy. With our omni-channel capabilities, successful track record of new location openings, location acquisitions, and targeted digital marketing tactics, we believe we are well positioned to capitalize on this meaningful whitespace opportunity. We plan to assess each market and the potential locations within each market independently and determine the most capital efficient way to serve these trade areas using digital assets and new or acquired locations.

Continue to introduce disruptive innovation.

Leslie's has a legacy of disruptive innovation in the pool and spa care industry. We plan to continue that legacy by developing and introducing capabilities that create value for our consumers. Present areas of focus include water testing, maintenance prescriptions, new product offerings, and our product distribution ecosystem.

As the Internet of Things wave continues, we believe consumers will seek the convenience of "smart" home functionality in more facets of their daily lives. We believe there is an opportunity to introduce a full service, connected home solution that effectively automates pool maintenance, including actively monitoring our consumers' water, diagnosing, developing, and prescribing a treatment plan, and delivering to their home the assortment of products needed to maintain a clear, safe, and beautiful pool.

Accordingly, in fiscal 2023 we completed the commercial launch of our AccuBlue Home® program, which we continue to expand in fiscal 2024, a subscription-based offering that enables pool and spa owners to confidently test and treat their pools and spas without ever having to leave their backyard. Using the new, industry-leading AccuBlue Home® connected device combined with the Leslie's mobile app, program members can utilize commercial grade water testing in the convenience of their home and can test all critical aspects of their water chemistry with ease, generating a custom treatment plan tailored to the specifications of their pool or spa. Seamlessly within the Leslie's mobile app, consumers can review their prescription, order the products they need, and have them delivered right to their door or arrange for a same-day pick-up at their local Leslie's location.

Our Industry

We operate in the aftermarket pool and spa care industry, which is broadly comprised of: (i) chemicals; (ii) equipment, parts, and accessories; and (iii) services. The United States market consists of millions of installed pools and spas, which require routine maintenance throughout their lifetime. This drives an annuity-like stream of demand for the chemicals and products necessary to properly maintain a pool or spa.

While we benefit from the growth in the installed base, our business is not dependent on new pool construction activity and can generate strong growth from a fixed installed base through increased pool usage, more frequent sanitization, and recurring maintenance needs. Increasing our customer file and growing our loyalty membership should also have a positive effect on our growth from a fixed installed base which is not dependent on new pool construction.

Seasonality

Our business is highly seasonal. Sales and earnings are highest during our third and fourth fiscal quarters, which include April through September, and represent the peak months of swimming pool use. Sales are substantially lower during our first and second fiscal quarters. We have a long track record of investing in our business throughout the year, including in operating expenses, working capital, and capital expenditures related to new locations and other growth initiatives. While these investments drive performance during the primary selling season in our third and fourth fiscal quarters, they have a negative impact on our earnings and cash flow during our first and second quarters.

We typically experience a build-up of inventory and accounts payable during the first and second fiscal quarters in anticipation of the peak swimming pool supply selling season. We negotiate extended payment terms with certain of our primary suppliers as we receive merchandise in December through March, and we pay for merchandise in April through July.

The principal external factor affecting our business is weather. Hot weather can increase purchases of chemicals and other non-discretionary products as well as purchases of discretionary products and can drive increased purchases of installation and repair services. Unseasonably cool weather or significant amounts of rainfall during the peak pool sales season can reduce chemical consumption in pools and spas and decrease consumer purchases of our products and services. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and impact time around pool openings and closings, and therefore, our total sales and timing of our sales.

We generally open new locations before our peak selling season begins and close locations after our peak selling season ends. We expect that our quarterly results of operations will fluctuate depending on the timing and amount of sales contributed by new locations.

Our Consumers

We strategically serve all consumers within the aftermarket pool and spa care industry including Residential Pool, Residential Spa, and Professional Pool consumers.

- *Residential Pool.* The residential pool market consists of approximately 8.8 million pools representing a total aftermarket sales opportunity of approximately $8.4 billion. Within this market, the DIY aftermarket spend represents approximately 70% of total spend while DIFM services represent approximately 30% of total spend. Many of our residential pool consumers visit our locations on a regular basis to conduct water testing, seek expert pool advice, and purchase products as well as utilize our integrated digital platforms.

- *Residential Spa.* The residential spa market consists of approximately 5.5 million spas or hot tubs representing approximately $0.9 billion aftermarket sales opportunity for chemicals and equipment. Including the approximately $1.7 billion market for new spas, residential spa represents a total addressable market of approximately $2.6 billion.

- *Professional Pool.* The professional pool market consists of pool service professionals and professional pool operators. Pool service professionals specialize in maintenance and equipment repair for DIFM homeowners, businesses, and government entities. Professional pool operators manage approximately 300,000 pools across hotels, motels, apartment complexes, and water parks. This market represents a total aftermarket sales opportunity of approximately $4.4 billion.

Our Product and Service Offering

We offer a comprehensive assortment of more than 30,000 products across chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness related products. Historically, approximately 80% of our assortment has been comprised of essential and non-discretionary products that are needed by residential and professional consumers to care for pools and spas. The vast majority of our assortment features non-discretionary products that are shelf-stable and generally not prone to either obsolescence or shrinkage, which could occur from changing technology or consumer buying habits. As the trusted one-stop destination for all aftermarket pool and spa needs, we provide an extensive and highly differentiated product offering. We aim to fulfill the needs of our residential and professional consumers with our comprehensive assortment, in-stock inventory, and product selection across a broad range of premium proprietary and third-party brands.

Since our inception in 1963, we have offered a portfolio of owned and exclusive brands. We continue to expand our selection of exclusive offerings through innovation and product development. Our exclusive brands and products account for more than 55% of total sales and 80% of chemical sales. These proprietary brands and custom-formulated products are only available through our integrated platform and offer professional-grade quality to our consumers, while allowing us to achieve higher gross margins relative to sales of third-party products.

In addition to our comprehensive product assortment, we offer critical services, such as complimentary, commercial grade water testing and in-store equipment repair. We also employ a large in-field service network of pool and spa care service professionals who have the expertise to provide essential on-site equipment installation and repair services for residential consumers and professional pool operators throughout the continental United States.

Our Integrated Platform

We operate an integrated platform consisting of physical locations, distribution centers, and proprietary e-commerce websites.

- ***Residential Locations.*** We serve our residential consumers through physical locations that are strategically spread across 39 states. We offer a range of differentiated and innovative in-store and on-site service offerings including our in-store water test. Our residential locations are supported by a team of associates, including pool and spa care experts and experienced service technicians, who are committed to educating and providing best-in-class pool care advice for consumers and performing on-site installation and repair services.

- ***Digital Network.*** Our complementary platform of branded proprietary e-commerce websites and marketplace storefronts allows us to seamlessly serve the needs of all digital consumers through curated pricing and targeted merchandising strategies. Our portfolio of proprietary e-commerce websites includes *Leslie's (lesliespool.com)* and *In the Swim (intheswim.com)*. In addition to our owned e-commerce websites, we sell through online marketplaces such as Amazon, Walmart, and eBay.

- ***PRO Locations.*** Our PRO locations are conveniently situated along popular service routes and carry a product assortment that targets the professional consumer. We have identified significant opportunities to expand and develop our PRO network to address the growing and underserved professional consumer base. Our PRO locations also serve residential consumers.

- ***Residential Hot Tub Locations.***   In select markets, we also operate full service hot tub and spa locations under various banners. At these locations, we offer an expanded assortment of merchandise and services specifically catering to current and prospective spa owners.

Our Vertically Integrated Model

We operate a vertically integrated supply chain, packaging, and distribution model, which represents a significant competitive advantage.

Our vertically integrated supply chain enables us to produce and package products at our company-operated packaging facilities and third-party contract packaging facilities. Our strategy is to identify, produce, and package high volume items that do not require sophisticated or capital-intensive production or packaging equipment, but allow us to offer our consumers a premium product while offering us a significant cost advantage. We source a variety of raw materials and chemicals directly from a diversified supplier base; and maintain strong relationships with these suppliers. As of September 28, 2024, we had one supplier that represented more than 10% of our annual purchases. Using these raw materials, we manufacture and package a wide selection of final products, including, but not limited to, chlorine products, pH adjusters, and filter cleaners. A significant portion of our total mix is comprised of products that we manufacture or package through vertical integration, which offers economies of scale that has resulted in higher quality products and a structurally advantaged margin profile.

We also operate a vertically integrated distribution and delivery model. In addition to operating two manufacturing facilities, we operate a national network of company-operated distribution centers in addition to utilizing third-party distribution centers. Our company-operated distribution centers and our third-party logistics partners have the capacity to carry a broad breadth of our products in significant quantities and are capable of replenishing inventory throughout our physical network. From these facilities, we distribute to our physical network through a contracted fleet of tractors and trailers, which helps ensure optimal in-stock levels throughout the year. Our third-party distribution centers are strategically located to complement our company-operated distribution centers and primarily fulfill online orders.

Our Marketing Strategy

We believe there is significant potential to drive increased share of wallet among our existing consumers through strategic initiatives, such as our loyalty membership program and dynamic promotions.

Due to the highly recurring, replenishment driven nature of our product mix and long-term consumer relationships, we believe that our investments in consumer acquisition marketing generate highly attractive returns. We know the location of pools and spas throughout the United States, and by leveraging this information, we have the ability to allocate our advertising dollars in a highly targeted manner. Additionally, we have added experienced marketing talent with significant expertise in analytics and performance marketing to grow our consumer file. Through these strategies, we plan to increase brand awareness and continue profitably acquiring new consumers.

Our Competition

The United States aftermarket pool and spa care industry is fragmented and competitive. We compete against a wide range of manufacturers, retailers, distributors, and service providers in the residential and professional pool and spa care market. This includes original equipment manufacturers, regional and local retailers, home improvement retailers, mass-market and club retailers, and specialty e-commerce operators. Key competitive groups include:

- *Regional and Local Independent Retailers.* Estimated to include more than 8,000 smaller, local independent competitors, which offer the convenience of proximity. The vast majority of these competitors operate single stores and, due to relative economies of scale, this group generally offers limited product assortment, charges higher prices and invests less resources in marketing;

- *Home Improvement Retailers.* Includes national home improvement retailers, such as Home Depot, Lowe's, and local and regional hardware stores. This group generally employs a seasonal strategy, offering limited product assortment during select spring and summer months, does not offer services, and typically does not employ associates with the pool and spa care expertise;

- *Mass-Market, Club and Marketplace Retailers.* Includes larger, scaled players, such as Walmart, and Costco, as well as smaller online retailers that market their products to consumers through scaled marketplace platforms such as Amazon, eBay, and Walmart. The mass-market group generally offers limited product assortment, often on a seasonal basis, and does not offer services or pool and spa care expertise. The marketplace retailers sell a wide range of pool supplies under a number of brands that are available for sale year-round, however they do not offer services or pool and spa care expertise; and

- *Wholesale Distributors.* Includes large wholesalers, such as Heritage Pool Supply Group, owned by Home Depot, and Pool Corporation This group generally does not directly serve the end-consumer, but rather serves as an intermediary that supplies product to retailers as well as the professional channel.

Our competitors offer pool care products and services of varied quality and across a wide range of retail price points. We experience greater brick-and-mortar competition in the states with the largest installed pool bases, including California, Texas, Florida, and Arizona. While some of our competitors also market and sell online, there are various challenges to serving consumers in the aftermarket pool and spa care industry via e-commerce. These challenges include regulatory restrictions on shipping hazardous materials, the need for professional installation of equipment at point of delivery, and the need for regular water testing, expert advice, and customized prescriptions and solutions related to the sale of chemicals. In addition, due to the seasonality of the aftermarket pool and spa care industry, several competitors only stock related products during the summer months, and their product assortment tends to be limited to basic offerings.

Human Capital Resources

As of September 28, 2024, we employed approximately 3,850 employees. Of these, approximately 3,010 work within our physical network, 250 work as in-field service technicians, 340 work in our corporate office, and 250 work in our distribution centers.

Our voluntary turnover rate over the past twelve months was 32%, with retail turnover at 36% and distribution center turnover at 16%. We continue to maintain strong employee relations and are committed to leadership excellence. In our most recent employee engagement survey, 89% of employees indicated that their manager was a good leader, with overall leadership effectiveness—measured across six key metrics—achieving an 88% favorable rating.

We view our employees as the foundation of our growth and success. Attracting, developing, retaining, and motivating top talent are critical to our continued achievements. Workforce development remains a key focus, and approximately 80% of our retail and corporate management positions were filled by internal promotions in the past three years. To further enhance leadership capabilities, we are investing in new leader development programs and preparing to launch a high-potential program for succession planning in key roles.

We are also deeply committed to promoting a culture of diversity and inclusion, understanding that our success is intrinsically linked to our ability to recruit, develop, and support talented individuals from diverse backgrounds and perspectives. *Note: None of our employees are covered by collective bargaining agreements.*

Trademarks and Other Intellectual Property

We employ various trademarks, trade names and service marks, including Leslie's®, AccuBlue®, AccuBlue Home®, Pool Perks®, and our logo, in our product packaging and advertising our products. We have registered trademarks and trade names for several of our major products on the Principal Register of the United States Patent and Trademark Office. We distinguish the products produced in our chemical repackaging operation or by our third-party repacking partners through the use of the Leslie's brand name and logo and the trademarks and trade names of the individual items, none of which is patented, licensed, or otherwise restricted to or by us. We believe the strength of our trademarks and trade names has been beneficial to our business and we intend to continue to protect and promote our trademarks in appropriate circumstances.

Leslie's®, AccuBlue®, AccuBlue Home®, Pool Perks®, and other trademarks, trade names or service marks of Leslie's, Inc. appearing in this Annual Report on Form 10-K are the property of Leslie's, Inc. All other trademarks, trade names, and service marks appearing in this Annual Report on Form 10-K are the property of their respective owners.

Available Information

Our website address is www.lesliespool.com. Information contained on our website or connected thereto does not constitute a part of this Annual Report on Form 10-K or any other filing we make with the SEC. We make available on this website under the "Investor Relations" section, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file those materials with, or furnish them to, the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Note Regarding Third-Party Information

This Annual Report on Form 10-K includes market data and certain other statistical information and estimates that are based on reports and other publications from industry analysts, market research firms, and other independent sources, as well as management's own good faith estimates and analyses. We believe these third-party reports to be reputable, but have not independently verified the underlying data sources, methodologies, or assumptions. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances reflected in this information.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below in addition to the other information set forth in this Annual Report on Form 10-K, including the Management's Discussion and Analysis of Financial Condition and Results of Operations section and the consolidated financial statements and related notes, before making an investment decision. The risks described below are not the only risks or uncertainties we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us, or that we currently believe to be immaterial, could materially and adversely affect our business, financial condition, prospects, or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Additionally, macroeconomic and geopolitical developments, including public health crises, escalating global conflicts, supply chain disruptions, labor market constraints, rising rates of inflation and high interest rates may amplify many of the risks discussed below to which we are subject. The extent of the impact of macroeconomic and geopolitical developments, including public health crises, on our financial and operating performance depends significantly on the duration and severity of such macroeconomic and geopolitical developments, including public health crises, the actions taken to contain or mitigate its impact and any changes in consumer behaviors as a result thereof. Among other factors, a significant disruption to our supply chain for products we sell, as a result of macroeconomic and geopolitical developments, including public health crises or otherwise, could have a material impact on our sales and earnings.

Summary of Risk Factors

The following summarizes the risks facing our business, all of which are more fully described below. This summary should be read in conjunction with Risk Factors below and should not be relied upon as an exhaustive summary of the material risks facing our business. The order of presentation is not necessarily indicative of the level of risk that each factor poses to us.

Risks Related to the Nature of Our Business

- *If we are unable to achieve comparable sales growth, our profitability and performance could be materially adversely impacted.*

- *Past growth may not be indicative of future growth.*

- *We may not be able to successfully manage our inventory to match consumer demand.*

- *Loss of key members of management could adversely affect our business.*

- *Our business is significantly dependent on our ability to meet our labor needs.*

- *We are subject to legal or other proceedings that could have a material adverse effect on us.*

- *Disruptions from disasters and similar events could have a material adverse effect on our business.*

Risks Related to Our Industry and the Broader Economy

- *We face competition by manufacturers, retailers, distributors, and service providers in the residential and professional pool and spa care market.*

- *The demand for our swimming pool and spa related products and services may be adversely affected by unfavorable economic conditions.*

- *The demand for pool chemicals may be affected by consumer attitudes towards products for environmental or safety reasons.*

- *Our results of operations may fluctuate from quarter to quarter for many reasons, including seasonality.*

- *Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.*

- *We maintain our cash at financial institutions in balances that may exceed federally insured limits.*

- *We are susceptible to adverse weather conditions.*

Technology and Privacy Related Risks

- *If our online systems do not function effectively, our operating results could be adversely affected.*

- *Any limitation or restriction to sell on online platforms could harm our profitability.*

- *A significant disturbance or breach of our technological infrastructure could adversely affect our financial condition and results of operations.*

- *Improper activities by third parties and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals, or other payment systems.*

Risks Related to Our Business Strategy

- *We may acquire other companies or technologies, which could fail to result in a commercial product and otherwise disrupt our business.*
- *Our operating results will be harmed if we are unable to effectively manage and sustain our future growth or scale our operations.*
- *Our aspirations and disclosures related to ESG matters expose us to risks that could adversely affect our reputation and performance.*

Risks Related to the Manufacturing, Processing, and Supply of Our Products

- *Our business includes the packaging and storage of chemicals, and an accident related to these chemicals could subject us to liability and increased costs.*
- *Product supply disruptions may have an adverse effect on our profitability and operating results.*
- *The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.*

Risks Related to Commercialization of Our Products

- *The commercial success of our planned or future products is not guaranteed.*
- *We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation, and disrupt our business.*
- *If we do not manage product inventory effectively and efficiently, it could adversely affect profitability.*
- *If we do not effectively manage our distribution centers, it could adversely affect our business and financial condition.*
- *If we do not continue to obtain favorable purchase terms with manufacturers, it could adversely affect our operating results.*
- *Product quality, warranty claims, or safety concerns could impact our sales and expose us to litigation.*

Risks Related to Government Regulation

- *The nature of our business subjects us to compliance with employment, environmental, health, transportation, safety, and other governmental regulations.*

Risks Related to Intellectual Property Matters

- *If we are unable to adequately protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.*
- *If we infringe on or misappropriate the proprietary rights of others, we may be liable for damages.*

Risks Related to Our Indebtedness

- *Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business.*
- *Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.*
- *Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies, and failure to comply with these restrictions could result in acceleration of our debt obligations.*
- *Incurrence of substantially more debt could further exacerbate the risks associated with our substantial leverage.*

Risks Related to Ownership of Our Common Stock

- *Our stock price may be volatile, resulting in substantial losses for investors.*
- *An active trading market for our common stock may not be sustained.*
- *Future sales of common stock by existing stockholders could cause our stock price to decline.*

- *Transactions engaged in by our principal stockholders, our officers or directors involving our common stock may have an adverse effect on the price of our stock.*

- *We do not intend to pay dividends for the foreseeable future.*

- *Anti-takeover provisions in our charter documents and under Delaware law could limit certain stockholder actions.*

- *Certain provisions of our sixth amended and restated certificate of incorporation may have the effect of discouraging lawsuits against our directors and officers.*

- *We will continue to incur increased costs as a result of being a public company.*

- *We have identified material weaknesses in our internal control over financial reporting. Such weaknesses led to a determination that our internal control over financial reporting and disclosure controls and procedures were not effective as of September 28, 2024. Our inability to remediate these material weaknesses, our identification of any additional weaknesses, or our inability to achieve and maintain effective disclosure controls and procedures and internal control over financial reporting in a timely manner could adversely affect our results of operations, our stock price and investor confidence in us.*

Risks Related to the Nature of Our Business

Our success depends on our ability to maintain or increase comparable sales, and if we are unable to achieve comparable sales growth, our profitability and performance could be materially adversely impacted.

Our success depends on increasing comparable sales through our merchandising strategy and on our ability to increase sales and profits. To increase sales and profits, and therefore comparable sales growth, we focus on delivering value and generating consumer excitement by staffing our locations with pool and spa experts, developing compelling products, optimizing inventory management, maintaining strong location conditions, and effectively marketing current products and new product offerings. If these efforts become less successful, we may not be able to maintain or improve the levels of comparable sales that we have experienced in the past, which could adversely impact our profitability and overall business results. In addition, competition and pricing pressures from competitors may also materially adversely impact our operating margins. Our comparable sales growth could be, and been in the past, lower than our historical average or our target for many reasons, including general economic conditions, operational performance, price inflation or deflation, high interest rates, recession fears, industry competition, new competitive entrants near our locations, price changes in response to competitive factors, the impact of new locations entering the comparable base, cycling against any year or quarter of above-average sales results, unfavorable weather conditions, supply shortages or other operational disruptions, the number and dollar amount of consumer transactions in our locations, our ability to provide product or service offerings that generate new and repeat visits to our locations, and the level of consumer engagement that we provide in our locations. Opening new locations in our established markets may result in inadvertent oversaturation, temporary or permanent diversion of consumers, and sales from our existing locations to new locations and reduced comparable sales, thus adversely affecting our overall financial performance. These factors may cause our comparable sales results to be materially lower than in recent periods, which could harm our profitability and business.

Past growth may not be indicative of future growth.

Historically, we have experienced sales growth through organic market share gains, new location openings, and acquisitions that have increased our size, scope, and geographic footprint. Our various business strategies and initiatives, including our growth initiatives, are subject to business, economic, and competitive uncertainties and contingencies, many of which are beyond our control. While we contemplate continued growth through internal expansion and acquisitions, we may not be able to:

- acquire new consumers, retain existing consumers, and grow our share of the market;

- penetrate new markets;

- provide a relevant omni-channel experience to rapidly evolving consumer expectations through our proprietary mobile app and e-commerce websites;

- generate sufficient cash flows or obtain sufficient financing to support expansion plans and general operating activities;

- identify suitable acquisition candidates and successfully integrate acquired businesses;

- maintain favorable supplier arrangements and relationships; and

- identify and divest assets that do not continue to create value consistent with our objectives.

If we do not manage these factors successfully, our operating results could be adversely affected.

We may not be able to successfully manage our inventory to match consumer demand, which could have a material adverse effect on our business, financial condition, and results of operations.

We base our inventory purchases, in part, on our sales forecasts. If our sales forecasts overestimate consumer demand, we may experience higher inventory levels, which could result in the need to sell products at lower than anticipated prices, leading to decreased profit margins. Conversely, if our sales forecasts underestimate consumer demand, we may have insufficient inventory to meet demand, leading to lost sales, either of which could materially adversely affect our financial performance.

Loss of key members of management or failure to attract, develop, and retain highly qualified personnel could adversely affect our business.

Our future success depends on the continued efforts of the members of our executive leadership team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, or if we are unable to attract and retain high-quality executives or key personnel in the future, our business may be adversely affected.

We consider our employees to be the foundation for our growth and success. As such, our future success depends in large part on our ability to attract, train, retain, and motivate qualified personnel. During the height of our seasonal activities, we hire additional employees, including seasonal and part-time employees who generally are not employed during the off-season. If we are unable to attract and hire additional personnel during these seasons, our operating results could be adversely affected.

Our business is significantly dependent on our ability to meet our labor needs.

In order to maintain and continue expanding our operations, we depend on our ability to attract and retain qualified team members. Competition for non-entry-level personnel, particularly for team members with retail experience, is significant. Additionally, our ability to maintain a consistent level of high-quality customer service in our stores is critical to our success. Many of our store team members are in entry-level positions that historically have high rates of turnover. We may be unable to meet our labor needs and control our costs due to external factors such as the availability of qualified persons in the work forces of the markets in which we operate, which is impacted by factors including competition, unemployment levels, demand for certain labor expertise, prevailing wage rates, and the potential adoption of new or revised employment and labor laws and regulations. If we are unable to locate, attract, or retain qualified personnel, or if costs of labor or other related costs increase significantly, our financial performance could be adversely affected.

We are subject to, and may in the future be subject to, legal or other proceedings that could have a material adverse effect on us.

From time-to-time, we are a party to legal proceedings, including matters involving personnel and employment issues, personal injury, antitrust claims, intellectual property claims, securities law claims, and other proceedings arising in or outside of the ordinary course of business. We cannot guarantee that the insurance coverage we maintain for the Company and our directors and officers will be available for or adequately cover current or future claims or that we will be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, there are an increasing number of cases being filed against companies generally, including class-action allegations under federal and state wage and hour laws. We estimate our exposure to these legal proceedings and establish reserves for the probable and reasonably estimated liabilities. Assessing and predicting the outcome of these matters involves substantial uncertainties. Although not currently anticipated by management, unexpected outcomes in these legal proceedings or changes in management's forecast assumptions or predictions could have a material adverse impact on our results of operations.

Disruptions from natural or man-made disasters or extreme weather, public health and safety issues, geopolitical events and security issues, labor or trade disputes, macroeconomic crises, and similar events could have a material adverse effect on our business.

Natural or man-made disasters or extreme weather (including as a result of climate change), public health and safety issues, geopolitical events and conflicts (including terrorist attacks and armed hostilities), labor or trade disputes, macroeconomic crises (including any stemming from recent adverse developments in the financial services industry), and similar events can lead to uncertainty and have a negative impact on demand for our products, in addition to causing disruptions to our supply chain. Discretionary spending on chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products, such as ours, is generally adversely affected during times of economic, social, or political uncertainty. The potential for natural or man-made disasters or extreme weather, geopolitical events and conflicts, labor or trade disputes, macroeconomic crises, and similar events could create these types of uncertainties and negatively impact our business for the short- or long-term in ways that cannot presently be predicted.

Risks Related to Our Industry and the Broader Economy

We face competition by manufacturers, retailers, distributors, and service providers in the residential and professional pool and spa care market.

Within our industry, competition is highly fragmented. We compete against a wide range of manufacturers, retailers, distributors, and service providers in the residential and professional pool and spa care market. This includes original equipment manufacturers, regional and local retailers, home improvement retailers, mass-market retailers, and specialty e-commerce operators.

Most of our competition comes from regional and local independent retailers. National home improvement and retailers, such as Home Depot, Lowe's, and local and regional hardware stores, compete with us mainly on a seasonal basis during the spring and summer months, but experience significantly higher foot traffic than our retail locations. We also face competition from mass-market retail competitors, such as Walmart and Costco, who devote shelf space to merchandise and products targeted to our consumers, as well as online mass-market retailers such as Amazon, who devote online categories to merchandise and products targeted to our consumers. Historically, mass-market retailers have generally expanded by adding new stores and product breadth, but their product offerings of pool-related products have remained relatively constant. If pool and spa owners are attracted by the convenience afforded by any of our competitors, they may be less inclined to purchase products and/or services from us.

In addition, new competitors may emerge as there are no proprietary technologies or other significant barriers to prevent other firms from entering the swimming pool and spa supply retail market in the future. Should store and internet-based mass-market retailers increase their focus on the pool and spa industry, or increase the breadth of their pool, spa, and related product offerings, they may become a more significant competitor for our industry, which could have an adverse impact on our business. We may face additional competitive pressures if large pool supply retailers look to expand their consumer base. Given the density and demand for pool and spa products, some geographic markets that we serve also tend to have a higher concentration of competitors than others, particularly Arizona, California, Florida, and Texas. These states encompass our largest markets and entry of significant new competitors into them could have a substantial impact on our total sales.

The demand for our swimming pool and spa related products and services can be adversely affected by unfavorable economic conditions.

Consumer discretionary spending affects our sales and is impacted by factors outside of our control, including general economic conditions, the residential housing market, unemployment rates and wage levels, high interest rates, inflation, disposable income levels, consumer confidence, recession fears, and access to credit. In economic downturns, the demand for swimming pool and spa related products and services may decline, often corresponding with declines in discretionary consumer spending, the growth rate of pool-eligible households, and swimming pool construction. A weak economy may also cause consumers to defer discretionary replacement and refurbishment activity. Even in generally favorable economic conditions, severe and/or prolonged downturns in the housing market could have a material adverse impact on our financial performance. Similarly, slow growth in the number of pool-eligible households can have a lasting negative impact by limiting the potential for future growth of the pool and spa maintenance market.

We believe that homeowners' access to consumer credit is a critical factor enabling the purchase of new pools, spas and related products. Unfavorable economic conditions and downturn in the housing market can result in significant tightening of credit markets, which limit the ability of consumers to access financing for new swimming pools, spas, and related supplies, and consequently, replacement, repair, and maintenance of equipment. Tightening consumer credit could prevent consumers from obtaining financing for pool and spa projects, which could negatively impact our sales of products and services.

The demand for pool chemicals may be affected by consumer attitudes towards products for environmental or safety reasons.

We could be adversely affected if consumers lose confidence in the safety and quality of our products. The demand for the pool chemicals sold by us may also be affected by changes in consumer attitudes toward pool chemical products for environmental or safety reasons. To the extent more environmentally friendly alternative pool and spa water treatment methods emerge, we may not be successful in adopting them in a timely manner.

Our results of operations can fluctuate from quarter to quarter for many reasons, including seasonality.

Our sales are highly seasonal and we experience fluctuations in quarterly results as a result of many factors, many of which are outside of our control and/or difficult to predict. We have historically generated a greater percentage of our revenues during the warm weather months of April through September. Timing of consumer purchases will vary each year and sales can be expected to shift from one period to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results. In addition, because our revenues are concentrated to a limited number of months, our business is more susceptible to adverse events occurring in those months than other businesses that have consistent levels of revenue throughout the year.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Actual events involving reduced or limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, or result in breaches of our financial and/or contractual obligations. Any of these impacts, or any other impacts resulting from the factors described above or other similar factors, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

We maintain our cash at financial institutions in balances that may exceed federally insured limits.

The majority of our cash is held in accounts at U.S. banking institutions, and the amounts of cash held in non-interest-bearing and interest-bearing operating accounts may exceed the FDIC insurance limits. If the banking institutions we use were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations, and our ability to access such funds in a timely manner, or at all, could be limited. Any material loss or delayed receipt of cash that we may experience in the future could have an adverse effect on our ability to pay our operational expenses or make other payments and may require us to move our accounts to other banks, which could cause a temporary delay in making payments to our suppliers, vendors, and employees, and cause other operational challenges.

We are susceptible to adverse weather conditions.

Given the nature of our business, weather is one of the principal external factors affecting our business. Unseasonably cool weather or significant amounts of rainfall during the peak sales season have in the past and can in the future reduce chemical consumption in pools and spas and decrease consumer purchases of our products and services. In addition, unseasonably early or late warming trends have in the past and can in the future increase or decrease the length of the pool season and impact timing around pool openings and closings and, therefore, our total sales and timing of our sales. While warmer weather conditions favorably impact our sales, global warming trends and other significant climate changes can create more variability in the short-term or lead to other unfavorable weather conditions that could adversely impact our sales or operations. Drought conditions or water management initiatives sometimes lead to municipal ordinances related to water use restrictions. To the extent such restrictions result in decreased pool installations, our sales could be negatively impacted.

Certain extreme weather events, such as hurricanes and tropical storms, may impact demand for our products and services, our ability to deliver our products, provide services, continue to keep our facilities open and operational, cause damage to our facilities, or impact our business in other ways. As a consequence of these or other catastrophic or uncharacteristic events, we may experience interruption to our operations, increased costs or loss of property, equipment or inventory, which would adversely affect our revenue and profitability.

Technology and Privacy Related Risks

If the technology-based systems that give our consumers the ability to shop with us online do not function effectively, our operating results, as well as our ability to grow our e-commerce business globally, could be materially adversely affected.

Many of our consumers shop with us through our physical network and digital platform, which includes our proprietary mobile app and e-commerce websites. Increasingly, consumers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and our proprietary mobile app to interact with our consumers and as a means to enhance their shopping experience. Any failure on our part to provide an attractive, effective, reliable, and user-friendly digital platform that offers a wide assortment of merchandise with rapid delivery options and that meets the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with consumers, have a material adverse impact on the growth of our e-commerce business globally, and could have a material adverse impact on our business and results of operations.

Our e-commerce operation faces distinct risks, such as the failure to make and implement changes to our e-commerce websites and mobile app, the failure to maintain a relevant consumer experience in understanding and interacting with our e-commerce websites and mobile app, telecommunications disruptions, reliance on third-party software technologies, and rapid changes in technology, among others. If not managed effectively, these risks could adversely impact our operating results.

A significant portion of our digital sales take place through online marketplaces and online retailers and any limitation or restriction, temporarily or otherwise, to sell on these online platforms could harm our profitability and results of operation.

Marketplace storefronts complement our platform of branded proprietary e-commerce websites. A significant portion of our digital sales take place through online marketplaces and online retailers and are subject to their terms of service and their various other policies including fees charged for transacting on the corresponding platforms. While we endeavor to materially comply with the terms of service and other policies of each online marketplace and online retailer through which we sell our products, these online marketplaces or online retailers may not have the same determination with respect to our compliance. These online marketplaces and online retailers may, in certain circumstances, refuse to continue hosting us or selling our products or temporarily suspend or discontinue our access to their online platform and any limitation or restriction (whether temporary or otherwise) on our ability to sell our products or a material change in transaction fees charged through these online platforms could harm our profitability and results of operations.

We rely on information technology systems to support our business operations. A significant disturbance or breach of our technological infrastructure could adversely affect our financial condition and results of operations. Additionally, failure to maintain the security of confidential information could damage our reputation and expose us to litigation.

Information technology supports several aspects of our business, including, among others, product sourcing, pricing, consumer service, transaction processing, financial reporting, collections, and cost management. Our ability to operate effectively on a day-to-day basis and accurately report our results depends on robust technological infrastructure, which may be susceptible to internal and external threats. We are vulnerable to interruption by fire, natural disaster, power loss, telecommunication failures, internet failures, security breaches, catastrophic events, and other significant disruptions. Exposure to various types of cyberattacks such as malware, computer viruses, worms, social engineering attacks, or other malicious acts, as well as human error and technological malfunction, could also potentially disrupt our operations or result in a significant interruption in the delivery of our goods and services.

We also may experience occasional system interruptions and delays, as a result of routine maintenance, periodic updates, or other factors, that make our information systems unavailable or slow to respond, including the interaction of our information systems with those of third parties. A lack of sophistication or reliability of our information systems could adversely impact our operations and consumer service and could require major repairs or replacements, resulting in significant costs and foregone revenue.

Our numerous procedures and protocols designed to mitigate cybersecurity risks (including processes for timely notification of appropriate personnel, for assessment and resolution of cybersecurity incidents, and for company-wide training programs, our investments in information technology security and our updates to our business continuity plan) may not prevent or effectively mitigate adverse consequences from cybersecurity risks. Any failure by us to maintain or protect our information technology systems and data integrity, including from cyberattacks, intrusions, or other breaches, could result in the unauthorized access to consumer data, credit card information, and personally identifiable information, theft of intellectual property or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations, putting us at a competitive disadvantage. Such a breach could result in damage to our reputation and subject us to potential litigation, liability, fines, and penalties, resulting in a possible material adverse impact on our financial condition and results of operations.

Improper activities by third parties, exploitation of encryption technology, new data-hacking tools and discoveries, and other events or developments may result in future intrusions into or compromise of our networks, payment card terminals, or other payment systems.

We may not be able to anticipate the frequently changing techniques used to obtain unauthorized access to sensitive data or implement adequate preventive measures for all of them. Any unauthorized access into our consumers' sensitive information, or data belonging to us or our suppliers, even if we are compliant with industry security standards, could put us at a competitive disadvantage, result in deterioration of our consumers' confidence in us, and subject us to potential litigation, liability, fines, penalties, and consent decrees, resulting in a possible material adverse impact on our financial condition and results of operations.

As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard ("PCI DSS") issued by the Payment Card Industry Council and to the American National Standards Institute ("ANSI") data encryption standards and payment network security operating guidelines, as well as the Fair and Accurate Credit Transactions Act ("FACTA"). Failure to comply with these guidelines or standards may result in the imposition of financial penalties or the allocation by debit and credit card companies of the costs of fraudulent charges to us. Despite our efforts to comply with these or other payment card standards and other information security measures, we cannot be certain that all of our IT systems will be able to prevent, contain, or detect all cyberattacks or intrusions from known malware or malware that may be developed in the future. To the extent that any disruption results in the loss, damage, or misappropriation of information, we may be adversely affected by claims from consumers, financial institutions, regulatory authorities, payment card associations, and others. In addition, privacy and information security laws and standards continue to evolve and could expose us to further regulatory burdens. The cost of our continued compliance with stricter laws and standards, including, among other regulations, PCI DSS, ANSI, and FACTA data encryption standards and the California Consumer Privacy Act, which took effect in January 2020, and the California Privacy Rights Act, which took effect on January 1, 2023, and the cost of complying with other state data privacy regulations that we may be subject to in the future, could be significant.

Risks Related to Our Business Strategy

We may acquire other companies or technologies, which could fail to result in a commercial product or sales, divert our management's attention, result in additional dilution to our stockholders, and otherwise disrupt our business.

We may in the future seek to acquire or invest in businesses or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to successfully complete any acquisition we choose to pursue and we may not be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment. Similarly, we may not be able to successfully identify and acquire new technologies in a timely manner or at all. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, and results of operations may be negatively affected.

Our operating results will be harmed if we are unable to effectively manage and sustain our future growth or scale our operations.

We experienced a decline in sales, and thus profitability, between the Fiscal Year ending September 23, 2023, and the Fiscal Year ending September 28, 2024. The current declines in our revenue and operating margins means our revenue and margin growth may be less than expected. If we are unable to scale our operations efficiently or maintain pricing power, we may fail to achieve expected operating margins, which would have a material and adverse effect on our operating results. Diminished growth may also stress our ability to adequately manage our operations, quality of products, safety, and regulatory compliance. If growth significantly decreases, it could negatively impact our cash reserves, and it may be necessary to obtain additional financing, which could increase indebtedness or result in dilution to shareholders. Further, we may not be able to obtain additional financing on acceptable terms, if at all.

Our aspirations and disclosures related to ESG matters expose us to risks that could adversely affect our reputation and performance.

We have established and publicly announced ESG goals, including our commitments to diversity and inclusion. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance, and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities.

Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Additionally, standards for tracking and reporting ESG matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time-to-time or differ from those of others. This may result in a lack of consistent or meaningful comparative data from period to period or between us and other companies in the same industry.

In addition, our processes and controls may not comply with evolving standards for identifying, measuring, and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the SEC or state governments, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment or partner could be negatively impacted. Further, our failure or perceived failure to pursue or fulfill our goals and objectives or to satisfy various reporting standards on a timely basis, or at all, could have similar negative impacts or expose us to government enforcement actions and private litigation.

Risks Related to the Manufacturing, Processing, and Supply of Our Products

Our business includes the packaging and storage of chemicals and an accident related to these chemicals could subject us to liability and increased costs.

We operate chemical repackaging facilities and we store chemicals in our locations and in our distribution facilities. Because some of the chemicals we repackage and store are hazardous materials, we must comply with various fire and safety ordinances. However, a release at a location or a fire at one of our facilities could give rise to liability claims against us and potential environmental liability. In addition, if an incident involves a repackaging or distribution facility, we might be required temporarily to use alternate sources of supply that could increase our cost of sales.

We cannot guarantee that our insurance coverage will be adequate to cover future claims that may arise or that we will be able to maintain adequate insurance in the future at rates we consider reasonable. Successful claims for which we are not fully insured may adversely affect our working capital and profitability. In addition, changes in the insurance industry have generally led to higher insurance costs and decreased availability of coverage.

Notwithstanding our internal training curriculum and compliance programs, we cannot guarantee that our employees will follow the applicable operating procedures and regulations, or that no accidents or incidents will arise that could expose us to liability and have a negative impact on our operations and results.

Product supply disruptions may have an adverse effect on our profitability and operating results.

We rely on various suppliers and vendors to provide and deliver product inventory on a continuous basis, some of which are located outside of the United States. These suppliers (and those they depend upon for materials and services) are subject to risks, including from natural or man-made disasters or extreme weather (including as a result of climate change), public health and safety issues, geopolitical events and conflicts (including terrorist attacks and armed hostilities), power outages, labor or trade disputes, union organizing activities, disruption to transportation routes, changes in tariffs or duties imposed on imported products or raw materials, financial liquidity problems, and similar events, as well as supply constraints and general economic, social, and political conditions that can limit their ability to provide us (or our suppliers) with quality products and services in a timely manner. The occurrence of these or other unexpected events can cause us to suffer significant product inventory losses and significant lost revenue.

The cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Our principal chemical raw materials are granular chlorine compounds, which are commodity materials. The prices of granular chlorine compounds are a function of, among other things, manufacturing capacity and demand. We have generally passed through chlorine price increases to our consumers. The price of granular chlorine compounds may increase in the future and we may not be able to pass on any such increase to our consumers. We purchase granular chlorine compounds primarily from the nation's largest suppliers. The alternate sources of supply we currently view as reliable may ultimately be unable to supply us with all of our raw materials and finished goods, including chlorine products. Additionally, significant price fluctuations or shortages in raw materials needed for our products have increased our cost of goods sold for certain products and may cause our results of operations and financial condition to suffer. For example, during times of highly unstable supply of granular chlorine compounds we believe some customers stockpile chemicals, resulting in unexpected changes in demand. As a result of such behavior, our revenue is higher than normal during periods of stockpiling and lower than normal during the period after stockpiling has occurred. We believe that consumer stockpiling of chemicals may have negatively impacted our results of operations in fiscal 2023 and may impact us in future periods.

Risks Related to Commercialization of Our Products

Even if we are able to attain significant market acceptance of our planned or future products or services, the commercial success of our planned or future products is not guaranteed.

Our future financial success will depend substantially on our ability to effectively and profitably market and sell our planned and future products and services on a sustained basis, which ability is dependent on a number of additional and/or unpredictable factors. Successful growth of our sales and marketing efforts will depend on the strength of our marketing infrastructure and the effectiveness of our sales and marketing strategies, as well as our ability to forecast demand. Our ability to satisfy product demand driven by our sales and marketing efforts will be largely dependent on the ability to maintain a commercially viable manufacturing process that is compliant with regulatory standards. If we fail to market and sell our planned or future products or services successfully, we will not be able to achieve profitability, which could have a material adverse effect on our business, financial condition, and results of operations.

We may implement a product recall or voluntary market withdrawal, which could significantly increase our costs, damage our reputation, and disrupt our business.

The manufacturing, packaging, marketing, and processing of our products involves an inherent risk that our processes do not meet applicable quality standards and requirements. In that event, we may voluntarily implement a recall or market withdrawal or may be required to do so by a regulatory authority. A recall or market withdrawal of one of our products would be costly and would divert management resources. A recall or withdrawal of one of our products, or a similar product processed by another entity, also could impair sales of our products because of confusion concerning the scope of the recall or withdrawal, or because of the damage to our reputation for quality and safety.

If we do not manage product inventory in an effective and efficient manner, it could adversely affect profitability.

Many factors affect the efficient use and planning of product inventory, such as effectiveness of predicting demand, preparing manufacturing to meet demand, meeting product mix and product demand requirements, and managing product expiration. We have in the past and may in the future be unable to manage our inventory efficiently, keep inventory within expected budget goals, keep our work-in-process inventory on hand or manage it efficiently, control expired product, or keep sufficient product on hand to meet demand. We may not be able to keep inventory costs within our target levels. Failure to do so can harm our profitability and long-term growth prospects.

Any significant interruption to the operations of our distribution centers could affect our ability to distribute our products in a timely manner, which could adversely impact our business and financial condition.

We utilize a national network of company-operated distribution centers as well as third-party operated distribution centers to manage the receipt, storage, sorting, packing and distribution of our merchandise to appropriate stores or to customers directly. We depend in large part on the orderly operation of our receiving and distribution process, which depends, in turn, on adherence to shipping schedules, proper functioning of our information technology and inventory control systems and, the overall effective management of such distribution centers. Work stoppages, labor shortages, operations below historical efficiency levels, supply chain disruptions, inclement weather, or other unforeseen events in the areas or regions in which these distribution centers operate could impair our ability to adequately stock our stores, ship products to our e-commerce customers, process returns of products, and may adversely affect our sales and profitability.

If we do not continue to obtain favorable purchase terms with manufacturers, it could adversely affect our operating results.

Most raw materials and those products not repackaged by us are purchased directly from manufacturers. It is common in the swimming pool supply industry for certain manufacturers to offer extended payment terms on certain products to quantity purchasers such as us. These payment terms typically include favorable pricing and are available to us for pre-season or early season purchases. If we do not continue to maintain such favorable purchase terms with manufacturers, it could adversely affect our operating results.

We depend on a network of suppliers to source our products, including our own branded products. Product quality, warranty claims, or safety concerns could negatively impact our sales and expose us to litigation.

We rely on manufacturers and other suppliers to provide us with the products we sell. As we increase the number of branded products we sell, our exposure to potential liability claims may increase. Product and service quality issues could negatively impact consumer confidence in our brands and our business. If our product and service offerings do not meet applicable safety standards or our consumers' expectations regarding safety or quality, we could experience lost sales and increased costs and be exposed to legal, financial, and reputational risks, as well as governmental enforcement actions. Actual, potential, or perceived product safety concerns, including health-related concerns, could expose us to litigation, as well as government enforcement actions, and result in costly product recalls and other liabilities.

In addition, if our products are defectively designed, manufactured, or labeled, contain defective components or are misused, we may become subject to costly litigation initiated by consumers. Product liability claims could harm our reputation, divert management's attention from our core business, be expensive to defend, and may result in sizable damage awards against us. Although we maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses, and reduce product sales. Product liability claims could cause us to incur significant legal fees and deductibles and claims in excess of our insurance coverage would be paid out of cash reserves, harming our financial condition and operating results. In addition, successful product liability claims made against one of our competitors could cause claims to be made against us or expose us to a perception that we are vulnerable to similar claims. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain acceptance of our products or to expand our business.

Risks Related to Government Regulation

The nature of our business subjects us to compliance with employment, environmental, health, transportation, safety, and other governmental regulations.

We are subject to federal, state, and local laws and regulations relating to matters such as product labeling, weights and measures, zoning, land use, environmental protection, local fire codes, and workplace safety, including regulation by the Environmental Protection Agency, the Consumer Product Safety Commission, the Department of Transportation, the Occupational Safety and Health Administration, and the National Fire Protection Agency and corresponding state and local authorities. Most of these requirements govern the packaging, labeling, handling, transportation, storage, disposal, and sale of chemicals. We store certain types of chemicals at each of our locations and the storage of these items is strictly regulated by local fire codes. In addition, we sell algaecides and related products that are regulated under the Federal Insecticide, Fungicide and Rodenticide Act, and various state pesticide laws. These laws primarily relate to labeling, annual registration, and licensing.

Compliance with new and proposed ESG disclosure requirements, including the climate change disclosure requirements of the SEC and the State of California, could require significant effort and divert management's attention and resources, which could adversely affect our operating results. We are also subject to evolving data privacy and cybersecurity laws and regulations (including applicable standards), compliance with which may also increase our costs of doing business.

Management has processes in place to facilitate and support our compliance with these requirements. However, failure to comply with these laws and regulations may result in investigations, the assessment of administrative, civil and criminal fines, damages, seizures, disgorgements, penalties, or the imposition of injunctive relief. Moreover, compliance with such laws and regulations in the future could prove to be costly. Although we presently do not expect to incur any capital or other expenditures relating to regulatory matters in amounts that may be material to us, we may be required to make such expenditures in the future. These laws and regulations have changed substantially and rapidly in recent years, and we anticipate that there will be continuing changes.

The current trend in environmental, health, transportation, and safety regulations is to place more restrictions and limitations on activities that impact the environment, such as the use and handling of chemicals. Increasingly, strict restrictions and limitations have resulted in higher operating costs for us and it is possible that the costs of compliance with such laws and regulations will continue to increase. Our attempts to anticipate future regulatory requirements that might be imposed and our plans to remain in compliance with changing regulations and to minimize the costs of such compliance may not be as effective as we anticipate.

Risks Related to Intellectual Property Matters

If we are unable to adequately protect our intellectual property rights, our competitive position could be harmed, we may not be able to build name recognition in our markets of interest, or we could be required to incur significant expenses to enforce or defend our rights.

In the course of our business, we employ various trademarks, trade names, and service marks as well as our logo in packaging and advertising of our products. Our commercial success depends in part on our success in obtaining and maintaining issued trademarks, trade names, and service marks in the United States and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our ability to enforce our intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our target markets and our business may be adversely affected. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity, possibly leading to market confusion and potentially requiring us to pursue legal action. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our unregistered trademarks or trade names. If we are unable to successfully register our trademarks and trade names and establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our financial condition or results of operations.

Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company's patent, we may be unable to make use of some of the affected products, which would reduce our revenues.

The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defense of or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.

Risks Related to Our Indebtedness

Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business, react to changes in the economy or industry or pay our debts and meet our obligations under our debt agreements, and could divert our cash flow from operations to debt payments.

We have a substantial amount of indebtedness. As of November 26, 2024, our total borrowings under our Amended and Restated Term Loan Credit Agreement (the "Term Loan") and our credit facility, as amended from time-to-time, among Leslie's Poolmart, Inc., the subsidiary borrowers, Leslie's, Inc., each lender party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank

National Association, as Co-Collateral Agent (the "Revolving Credit Facility," together, the "Credit Facilities") was $781.7 million. Subject to restrictions in the agreements governing our debt, we may incur additional debt.

Our substantial debt could have important consequences to our stockholders, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our existing or future debt agreements, resulting in possible defaults on and acceleration of such debt;

- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, or other general corporate purposes may be impaired;

- a substantial portion of cash flow from operations may be dedicated to the payment of principal and interest on our debt, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, and acquisitions or for other purposes;

- we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt and restrictive covenants contained in the agreements governing our existing and any future debt; and

- our ability to borrow additional funds or to refinance debt may be limited.

Furthermore, all of our debt under our Credit Facilities bears interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced and the risks related to our substantial debt would intensify.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

Our business may not generate sufficient cash flow from operating activities to service our debt obligations. Our ability to make payments on and to refinance our debt and to fund planned capital expenditures depends on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control.

If we are unable to generate sufficient cash flow from operations to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations, delay capital expenditures, or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

Restrictive covenants in the agreements governing our Credit Facilities may restrict our ability to pursue our business strategies, and failure to comply with any of these restrictions could result in acceleration of our debt.

The operating and financial restrictions and covenants in the agreements governing our Credit Facilities may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. Such agreements limit our ability, among other things, to:

- incur additional debt or issue certain preferred shares;

- pay dividends on or make distributions in respect of our common stock or make other restricted payments;

- make certain investments;

- sell certain assets;

- create liens;

- consolidate, merge, sell, or otherwise dispose of our assets;

- make certain payments in respect of certain debt obligations;

- enter into certain transactions with our affiliates; and

- designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in an event of default under our Credit Facilities. Upon the occurrence of an event of default under any of our Credit Facilities, the lenders could elect to declare all amounts outstanding under our Credit Facilities to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our Credit Facilities could proceed against the collateral granted to them to secure the debt under the Credit Facilities. We have pledged substantially all of our assets as collateral to secure our Credit Facilities. Our future operating results may not be sufficient to enable compliance with our Credit Facilities, and we may not have sufficient assets to repay amounts outstanding under our Credit Facilities. In addition, in the event of an acceleration of our debt upon an event of default, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Furthermore, the terms of any future debt we may incur could have further additional restrictive covenants. We may not be able to maintain compliance with these covenants in the future, and in the event that we are not able to maintain compliance, we cannot assure you that we will be able to obtain waivers from the lenders or amend the covenants.

Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional debt in the future. Although the agreements governing our Credit Facilities contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. Additionally, we may successfully obtain waivers of these restrictions. If we incur additional debt above the levels currently in effect, the risks associated with our leverage, including those described above, would increase.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our results of operations;

- the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates or ratings or negative reports by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations, or capital commitments;

- changes in operating performance and stock market valuations of other retail companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- changes in our board of directors or management;

- sales of large blocks of our common stock, including sales by our executive officers or directors;

- lawsuits threatened or filed against us;

- changes in laws or regulations applicable to our business;

- changes in our capital structure, such as future issuances of debt or equity securities;

- short sales, hedging, and other derivative transactions involving our capital stock;

- the inability to execute on our share repurchase program as planned, including failure to meet internal or external expectations around the timing or price of share repurchases, and any reductions or discontinuances of repurchases thereunder;

- our performance with respect to ESG and other issues impacting our reputation;

- general economic conditions in the United States, including high interest rates, inflationary pressures, and recession fears (including as a result of recent liquidity and financial stability concerns with respect to banks and financial institutions);

- other events or factors, including those resulting from war, incidents of terrorism, pandemics, or other public health emergencies or responses to these events; and

- other factors described in this section and "Cautionary Note Regarding Forward-Looking Statements."

An active trading market for our common stock may not be sustained.

Although our common stock is traded on the Nasdaq under the symbol "LESL", there is a limited trading history on an active trading market for our common stock, which may not be sustained. Accordingly, no assurance can be given as to the following:

- the likelihood that an active trading market for our common stock will be sustained;

- the liquidity of any such market;

- the ability of our stockholders to sell their shares of common stock; or

- the price of our stockholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume is not maintained, the market price of our common stock may decline materially. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid.

Future sales of common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market the trading price of our common stock could be adversely impacted. As of November 26, 2024, we had 184,969,296 shares of common stock outstanding. All such shares are eligible for resale in the public market, subject to applicable securities laws, including the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The trading price of our common stock could be adversely impacted if any of these certain significant stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market.

Transactions engaged in by our principal stockholders, our officers, or directors involving our common stock may have an adverse effect on the price of our stock.

Sales of our shares by our officers, directors, and principal stockholders could have the effect of lowering our stock price. The perceived risk associated with the possible sale of a large number of shares by these stockholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock by our directors or officers could cause other institutions or individuals to engage in short sales of our common stock, which may further cause the price of our stock to decline.

From time-to-time, our directors and executive officers may sell shares of our common stock on the open market. These sales will be publicly disclosed in filings made with the SEC. In the future, our directors and executive officers may sell a significant number of shares for a variety of reasons unrelated to the performance of our business. Our stockholders may perceive these sales as a reflection on management's view of the business and result in some stockholders selling their shares of our common stock. These sales could cause the price of our stock to drop.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. As a result, stockholders must rely on sales of their common stock after price appreciation as the only way to realize any future gains on their investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

- provide that a director may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class;

- provide that the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, is required in order to amend certain provisions of our sixth amended and restated certificate of incorporation regarding the amendment of our sixth amended and restated certificate of incorporation, the composition and authority of our board of directors, the election and removal of directors, limitations of director liability, stockholder meetings, corporate opportunities, choice of forum and the interpretation of our sixth amended and restated certificate of incorporation;

- authorize the board of directors to amend our bylaws without the assent or vote of shareholders, provided that stockholders may amend the bylaws with the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class;

- with the exception of actions required or permitted to be taken by the holders of preferred stock, prohibit stockholder action by written consent, instead requiring stockholder actions to be taken at a meeting of our stockholders;

- permit our board of directors, without further action by our stockholders, to fix the rights, preferences, privileges, and restrictions of preferred stock, the rights of which may be greater than the rights of our common stock;

- restrict the forum for certain litigation against us to Delaware; and

- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. As a result, these provisions may adversely affect the market price and market for our common stock if they are viewed as limiting the liquidity of our stock or as discouraging takeover attempts in the future.

The provision of our sixth amended and restated certificate of incorporation, requiring exclusive forum in certain courts in the State of Delaware or the federal district court for the District of Delaware for certain types of lawsuits, may have the effect of discouraging lawsuits against our directors and officers.

Our sixth amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees or stockholders to us or our stockholders, creditors or other constituents, or a claim of aiding and abetting any such breach of fiduciary duty, (iii) any action asserting a claim against us or our directors or officers arising pursuant to any provision of the Delaware General Corporation Law ("DGCL") or our sixth amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, (iv) any action to interpret, apply, enforce or determine the validity of our sixth amended and restated certificate of incorporation or amended and restated bylaws, (v) any action asserting a claim against us or our directors or officers governed by the internal affairs doctrine or (vi) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL will have to be brought only in the Court of Chancery of the State of Delaware (or if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any other state court of the State of Delaware, or if no state court of the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware), unless we consent in writing to the selection of an alternative forum. The foregoing provision will not apply to claims arising under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"). Unless we consent in writing to the selection of an alternative forum, the federal district court for the District of Delaware shall be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors or officers. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. Further, in the event a court finds either exclusive forum provision contained in our sixth amended and restated certificate of incorporation to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

We will continue to incur increased costs as a result of being a public company, and our management will continue to be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a company with publicly traded securities, we incur greater costs associated with corporate governance requirements that are applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Exchange Act, as well as the Nasdaq listing requirements. These rules and regulations significantly increase our accounting, legal, and financial compliance costs and make some activities more time-consuming. These rules and regulations make it more expensive for us to maintain directors' and officers' liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the timing of such costs. Accordingly, increases in costs incurred as a result of being a publicly traded company may adversely affect our business, financial condition, and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, and our stock price could be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. As a public company, we are also required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. We must also include a report issued by our independent registered public accounting firm based on their audit of our internal control over financial reporting.

In connection with our year-end assessment of internal control over financial reporting as part of this Annual Report on Form 10-K as of September 28, 2024, we did not maintain effective internal control over financial reporting because of material weaknesses related to the design and/or operation of controls that were not performed at a sufficient level of precision with respect to (i) the performance of physical inventories for a subset of our inventory, the validation of data utilized in inventory costing and reserves, the capitalization adjustment of price variances to reasonably approximate costs, and appropriate cutoff and (ii) the accounting for completeness and accuracy of the rights and obligations related to vendor agreements, including the earning of rebates receivable and related income recognized. We intend to remediate these material weaknesses, but we cannot be certain as to when remediation will be complete. Further, remediation efforts may place a significant burden on management and add increased pressure to our financial and

IT resources and processes. As a result, we may not be successful in making the improvements necessary to remediate the material weaknesses identified by management, we may not be able to do so in a timely manner, or we may not be able to identify and remediate additional control deficiencies, including material weaknesses, in the future. For further discussion of the material weaknesses identified and our remedial efforts, see Item 9A, Controls and Procedures of this Annual Report. Further, for the fiscal year ended September 30, 2023, we did not maintin effective internal control over financial reporting because of material weknesses related to the design and/or operation of controls that were not performed at a sufficient level of precision with respect to (i) the performance of physical inventories and the validation of data utilized in inventory costing for a subset of our inventory and (ii) the accounting for vendor rebates receivable and related income earned and recognized.

Completion of remediation does not provide assurance that our remediation or other controls will continue to operate properly. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions, or mistakes;

- fraudulent action of an individual or collusion of two or more people;

- inappropriate management override of procedures; and

- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting and data systems and controls across our Company. We expect the modification, enhancement, or replacement of these systems and controls to involve significant expenditures and to become increasingly complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial, and management controls, and our reporting systems and procedures. Our inability to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting or any failure to implement required new or improved controls, or difficulties encountered in the implementation or operation of these controls, could harm our operating results and cause us to fail to meet our financial reporting obligations or result in material misstatements in our financial statements, which could limit our liquidity and access to capital markets, adversely affect our business and investor confidence in us, and reduce our stock price.

Item 1B Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We have implemented and maintain a robust cybersecurity program to assess, identify, and manage risks from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity, and availability of our information systems and the data residing therein.

Our board of directors, with assistance from the audit committee, oversees the Company's management of risks arising from cybersecurity threats. The audit committee regularly reviews the measures implemented by the Company to identify and mitigate risks from cybersecurity threats. As part of such reviews, the audit committee receives reports and presentations from members of our team responsible for overseeing the Company's cybersecurity risk management, including certain IT leadership and our legal team, which may address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the Company's peers and third parties. The audit committee also reports to the board of directors at least annually on cybersecurity matters.

We have an incident response plan under which certain cybersecurity incidents are escalated within the Company to senior executives on the cybersecurity risk management committee, and, where appropriate, reported to the Board and Audit Committee in a timely manner. At the management level, our cybersecurity risk management committee, comprised of senior executives representing functional and business areas, including our legal team, has broad oversight of the Company's risk management processes. Members of the Company's cybersecurity risk management committee includes certain IT leadership and the General Counsel. The committee meets regularly to discuss the risk management measures implemented by the Company to identify and mitigate data protection and cyber security risks. Certain IT leadership and the General Counsel attend each cybersecurity risk management committee meeting to report on ongoing cybersecurity matters. Our IT leadership also works closely with our legal team to oversee compliance with legal, regulatory and contractual security requirements.

Our Vice President of Security and Compliance, who has cybersecurity knowledge and skills gained from work experience at the Company, heads the team responsible for implementing, monitoring and maintaining cybersecurity and data protection practices across our business. The cybersecurity team receives reports on cybersecurity threats from a number of experienced information security team members responsible for various parts of the business periodically and in conjunction with management, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks.

Our cybersecurity processes include automated tools and technical safeguards managed and monitored by our cybersecurity team and include mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and maintain a stable information technology environment. For example, we regularly conduct penetration and vulnerability testing, security audits, and tabletop exercises. We conduct regular employee training on cybersecurity. We also employ systems and processes designed to oversee, identify, and reduce the potential impact of a security incident at a third-party vendor, service provider or customer that otherwise implicates third-party technology and systems we use. In addition, we consult with outside advisors and experts, when appropriate, to assist with assessing identifying and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company's risk environment.

Due to evolving cybersecurity threats, it has and will continue to be difficult to prevent, detect, mitigate, and remediate cyber incidents. We consider cybersecurity threats, along with other significant risks that we face within our overall enterprise risk management framework. In the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity risks threats that if realized, are reasonably likely to materially affect us.

Additional information on cybersecurity risks we face can be found in Part I, Item 1A "Risk Factors" of this Report.

Item 2. Properties

Properties

As of September 28, 2024 we had over 1,000 locations in 39 states, two manufacturing facilities, and six distribution centers supporting our residential locations. In addition, we contract with third-party logistic providers under short-term agreements for additional capacity as needed. Most of our locations operate on five-year leases, which offer significant flexibility as they can be located in a variety of venues, including strip centers, lifestyle centers, and shopping centers. Our current physical network of locations is summarized in the chart below:

State	Number of Locations
Alabama	8
Arizona	98
Arkansas	3
California	171
Colorado	4
Connecticut	16
Delaware	4
Florida	94
Georgia	34
Illinois	10
Indiana	11
Iowa	1
Kansas	6
Kentucky	6
Louisiana	17
Maryland	11
Massachusetts	11
Michigan	6
Mississippi	4
Missouri	13
Nebraska	2
Nevada	28
New Hampshire	3
New Jersey	34
New Mexico	3
New York	35
North Carolina	14
Ohio	17
Oklahoma	22
Oregon	8
Pennsylvania	46
Rhode Island	2
South Carolina	9
Tennessee	13
Texas	222
Utah	3
Virginia	18
Washington	12
Wisconsin	2
Total Locations	1,021

Our corporate offices are located in Phoenix, Arizona. The 92,669 square foot office building has a current lease term through February 28, 2027, with our ability to exercise two five-year renewal options.

Item 3. Legal Proceedings.

On September 8, 2023, a class action complaint for violation of federal securities laws was filed by West Palm Beach Police Pension Fund in the U.S. District Court for the District of Arizona against us, our former Chief Executive Officer and our former Chief Financial Officer. On December 1, 2023, the court appointed a lead plaintiff, and on February 20, 2024, the lead plaintiff filed an amended and consolidated complaint. The amended and consolidated complaint alleges that we violated federal securities laws by issuing materially false and misleading statements that failed to disclose adverse facts about our financial guidance, business operations and prospects, and seeks class certification, damages, interest, attorneys' fees, and other relief. Due to the early stage of this proceeding, we cannot reasonably estimate the potential range of loss, if any. We dispute the allegations of wrongdoing and intend to defend ourselves vigorously in this matter. On March 13, 2024 and March 14, 2024, derivative actions were separately filed in the U.S. District Court for the District of Arizona and Delaware by John Clemens and Sally Flynn, respectively, on behalf of the Company, against our officers and directors. Both complaints include substantially the same allegations as those in the securities class action, and allege that the defendant directors and officers harmed the Company by either making false or misleading statements, or allowing false or misleading statements to be made. The complaints seek the award of damages, costs and attorneys' fees, and other declaratory relief. The parties in both the Arizona and Delaware derivative actions have filed stipulations to stay the actions pending resolution of the securities class action. Due to the early stage of these proceedings, we cannot reasonably estimate the potential range of loss, if any. We dispute the allegations of wrongdoing and intend to defend ourselves vigorously in these matters. We are subject to other litigation, claims, and other proceedings that arise from time-to-time in the ordinary course of business. We believe these actions are routine and incidental to the business. As of September 28, 2024, we had established reserves for claims that are probable and estimable and such reserves were not significant. While we cannot feasibly predict the outcome of these matters with certainty, we believe, based on examination of these matters, experience to date and discussions with counsel, that the ultimate liability, individually or in the aggregate, will not have a material adverse effect on our business, financial position, results of operations, or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on Nasdaq under the "LESL" symbol and began "regular way" trading on Nasdaq on October 29, 2020. Prior to that date, there was no public trading market for our common stock.

As of November 26, 2024, there were three stockholders of record, although there is a much larger number of beneficial holders. The actual number of stockholders is greater than the number of record holders stated above, and includes stockholders who are beneficial owners, but whose shares are held in "street name" by brokers and other nominees.

Stock Performance Chart

This performance graph shall not be deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Leslie's, Inc. under the Securities Act or the Exchange Act.

The graph below presents our cumulative total shareholder returns on our common stock relative to the performance of the Nasdaq Global Composite Index and the S&P SmallCap 600 Index. The graph assumes $100 was invested at the market close on October 29, 2020, which was the first day our common stock began trading and its relative performance is tracked through September 28, 2024. Data for the Nasdaq Global Composite Index, and S&P SmallCap 600 Index assume reinvestment of dividends. The graph uses the closing market price on October 29, 2020 of $21.70 per share as the initial value of our common stock. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock:


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LESL
Nasdaq Global Composite Index
S&P Small Cap 600

Dividends

We have never declared nor paid any cash dividends on our common stock. We currently do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: our actual and projected financial condition, liquidity, and results of operations; our capital levels and needs; tax considerations; any acquisitions or potential acquisitions; statutory and regulatory prohibitions and other limitations; the terms of any credit agreements or other borrowing arrangements that restrict the amount of cash dividends that we can pay; general economic conditions; and other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock.

Recent Sales of Unregistered Securities

None.

Repurchase of Equity Securities

On December 3, 2021, the board of directors authorized a share repurchase program for up to an aggregate of $300 million of the Company's outstanding shares of common stock over a period of three years, expiring December 31, 2024. During the year ended September 28, 2024, there were no repurchases under our program and as of September 28, 2024, approximately $147.7 million remained available for future purchases under our share repurchase program.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes, which are included elsewhere in this Annual Report on Form 10-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Actual results or outcomes may differ materially from those anticipated in these forward-looking statements, which are subject to risks, uncertainties, and other factors, including those described in Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K for the fiscal year ended September 28, 2024.

We operate on a fiscal calendar that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to September 30th. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second, and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. References to fiscal 2024, 2023, and 2022 refer to the fiscal years ended September 28, 2024, September 30, 2023, and October 1, 2022, respectively. Fiscal 2024, 2023, and 2022 included 52 weeks of operations.


Our Company


We are the largest and most trusted direct-to-consumer brand in the $15 billion United States pool and spa care industry, serving residential and professional consumers. Founded in 1963, we are the only direct-to-consumer pool and spa care brand with national scale, operating an integrated marketing and distribution ecosystem powered by a physical network of over 1,000 branded locations and a robust digital platform. We offer an extensive assortment of professional-grade products, the majority of which are exclusive to Leslie's, as well as certified installation and repair services, all of which are essential to the ongoing maintenance of pools and spas. Our dedicated team of associates, pool and spa care experts, and experienced service technicians are passionate about empowering our consumers with the knowledge, products, and solutions necessary to confidently maintain and enjoy their pools and spas. The considerable scale of our integrated marketing and distribution ecosystem, which is powered by our direct-to-consumer network, uniquely enables us to efficiently reach and service every pool and spa in the continental United States.

We operate primarily in the pool and spa aftermarket industry, which is one of the most fundamentally attractive consumer categories given its scale, predictability, and growth outlook. More than 80% of our assortment is comprised of non-discretionary products essential to the care of residential and commercial pools and spas. Our assortment includes chemicals, equipment and parts, cleaning and maintenance equipment, and safety, recreational, and fitness-related products. We also offer important essential services, such as equipment installation and repair for residential consumers and professional pool operators. Consumers receive the benefit of extended vendor warranties on purchased products from our locations and on installations or repairs from our certified in-field technicians. We offer complimentary, commercial-grade in-store water testing and analysis via our proprietary AccuBlue® system, which increases consumer engagement, conversion, basket size, and loyalty, resulting in higher lifetime value. Our water treatment expertise is powered by data and intelligence accumulated from the millions of water tests we have performed over the years, positioning us as the most trusted water treatment service provider in the industry.

We have a legacy of leadership and disruptive innovation. Since our founding in 1963, we have been the leading innovator in our category and have provided our consumers with the most advanced pool and spa care available. As we have scaled, we have leveraged our competitive advantages to strategically reinvest in our business and intellectual property to develop new value-added capabilities. Over the course of our history, we have pioneered complimentary in-store water testing, offered complimentary in-store equipment repair services, introduced the industry's first loyalty program, and developed an expansive platform of owned and exclusive brands. These differentiated capabilities allow us to meet the needs of any pool and spa owner, whether they care for their pool or spa themselves or rely on a professional, whenever, wherever, and however they choose to engage with us.


Key Factors and Measures We Use to Evaluate Our Business


We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use under United States generally accepted accounting principles ("GAAP") are sales, gross profit and gross margin, selling, general, and administrative expenses ("SG&A"), and operating income (loss). The key non-GAAP measures and other operating measures we use are comparable sales, comparable sales growth, Adjusted EBITDA, Adjusted net income (loss), and Adjusted diluted earnings per share.

Sales

We offer a broad range of products that consists of regularly purchased, non-discretionary pool and spa maintenance items such as chemicals, equipment, cleaning accessories and parts, as well as installation and repair services for pool and spa equipment. Our offering of proprietary, owned, and third-party brands across diverse product categories drives sales growth by attracting new consumers and encouraging repeat visits from our existing consumers. Revenue from merchandise sales at retail locations is recognized at the point of sale, revenue from services is recognized when the services are rendered, and revenue from e-commerce merchandise sales is generally recognized upon shipment of the merchandise. Revenue is recorded net of related discounts and sales tax. Payment from retail customers is generally at the point of sale and payment terms for professional pool operator customers are based on our credit requirements and generally have terms of less than 60 days. When we receive payment from a consumer before the consumer has taken possession of the merchandise or the service has been performed, the amount received is recorded as deferred revenue or as a customer deposit until the sale or service is complete. Sales are impacted by weather, seasonality, product mix and availability, as well as promotional and competitive activities and the spending habits of our consumers, as well as inflation and interest rates. Growth of our sales is primarily driven by comparable sales growth and expansion of our locations in existing and new markets.

Comparable Sales and Comparable Sales Growth

We measure comparable sales growth as the increase or decrease in sales recorded by the comparable base in any reporting period, compared to sales recorded by the comparable base in the prior reporting period. The comparable base includes sales through our locations and through our e-commerce websites and third-party marketplaces. Comparable sales growth is a key measure used by management and our board of directors to assess our financial performance.

We consider a new or acquired location comparable in the first full month after it has completed one year of sales. Closed locations become non-comparable during their last partial month of operation. Locations that are relocated are considered comparable at the time the relocation is complete. Comparable sales is not calculated in the same manner by all companies, and accordingly, is not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies.

The number of new locations reflects the number of locations opened during a particular reporting period. New locations require an initial capital investment in location buildouts, fixtures, and equipment, which we amortize over time as well as cash required for inventory.

As of September 28, 2024, we operated over 1,000 locations in 39 states across the United States. We owned 27 locations and leased the remainder of our locations. Our initial lease terms are typically five years with options to renew for multiple successive five-year periods. We evaluate new opportunities in new and existing markets based on the number of pools and spas in the market, competition, our existing locations, availability and cost of real estate, and distribution and operating costs of our locations. We review the performance of our locations on a regular basis and evaluate opportunities to strategically close locations to improve our profitability. Our limited investment costs in individual locations and our ability to transfer sales to our extensive network of remaining locations and e-commerce websites allows us to improve profitability as a result of any strategic closures.

Gross Profit and Gross Margin

Gross profit is equal to our sales less our cost of merchandise and services sold. Cost of merchandise and services sold reflects the direct cost of purchased merchandise, costs to package certain chemical products, including direct materials and labor, costs to provide services, including labor and materials, as well as distribution and occupancy costs. The direct cost of purchased merchandise includes vendor rebates. We recognize vendor rebates based on an estimated recognition pattern using historical data. Distribution costs include warehousing and transportation expenses, including costs associated with third-party fulfillment centers used to ship merchandise to our e-commerce consumers. Occupancy costs include the rent, common area maintenance, real estate taxes, and depreciation and amortization costs of all retail locations. These costs are significant and are expected to continue to increase proportionate to our growth.

Gross margin is gross profit as a percentage of our sales. Gross margin is impacted by merchandise costs, pricing and promotions, product mix and availability, inflation, and service costs, which can vary. Our proprietary brands, custom-formulated products, and vertical integration provide us with cost savings, as well as greater control over product availability and quality as compared to other companies in the industry. Gross margin is also impacted by the costs of distribution and occupancy costs, which can vary.

Our gross profit is variable in nature and generally follows changes in sales. The components of our cost of merchandise and services sold may not be comparable to the components of cost of sales or similar measures of other companies. As a result, our gross profit and gross margin may not be comparable to similar data made available by other companies.

Selling, General and Administrative Expenses

Our SG&A includes selling and operating expenses across our retail locations and digital platform, and our corporate-level general and administrative expenses. Selling and operating expenses at retail locations include payroll, bonus and benefit costs for personnel, supplies, and credit and debit card processing costs. Corporate expenses include payroll, bonus, and benefit costs for our corporate and field support functions, equity-based compensation, marketing and advertising, insurance, utilities, occupancy costs related to our corporate office facilities, professional services, and depreciation and amortization for all assets, except those related to our retail locations and distribution operations, which are included in cost of merchandise and services sold. Selling and operating expenses generally vary proportionately with sales and the change in the number of locations. In contrast, general and administrative expenses are generally not directly proportional to sales and the change in the number of locations, but may increase over time to support our growth and public company obligations. The components of our SG&A may not be comparable to the components of similar measures of other companies.

Operating Income (Loss)

Operating income (loss) is gross profit less SG&A. Operating income (loss) excludes interest expense, loss on debt extinguishment, income tax expense (benefit), and other (income) expenses, net. We use operating income (loss) as an indicator of the productivity of our business and our ability to manage expenses.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest (including amortization of debt issuance costs), taxes, depreciation and amortization, management fees, equity-based compensation expense, loss (gain) on debt extinguishment, loss (gain) on asset and contract dispositions, executive transition costs, severance, costs related to equity offerings, strategic project costs, merger and acquisition costs, and other non-recurring, non-cash or discrete items. Adjusted EBITDA is a key measure used by management and our board of directors to assess our financial performance. Adjusted EBITDA is also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures. We use Adjusted EBITDA to supplement GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other companies using similar measures.

Adjusted EBITDA is not a recognized measure of financial performance under GAAP but is used by some investors to determine a company's ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies, and accordingly, is not necessarily comparable to similarly titled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company's operating performance in isolation from, or as a substitute for, net income (loss), cash flows from operations or cash flow data, all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent, and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. In the future, we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items.

Adjusted Net Income (Loss) and Adjusted Diluted Earnings per Share

Adjusted net income (loss) and Adjusted diluted earnings per share are additional key measures used by management and our board of directors to assess our financial performance. Adjusted net income (loss) and Adjusted diluted earnings per share are also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry, when considered alongside other GAAP measures.

Adjusted net income (loss) is defined as net income (loss) adjusted to exclude management fees, equity-based compensation expense, loss (gain) on debt extinguishment, loss (gain) on asset and contract dispositions, executive transition costs, severance, costs related to equity offerings, strategic project costs, merger and acquisition costs, and other non-recurring, non-cash, or discrete items. Adjusted diluted earnings per share is defined as Adjusted net income (loss) divided by the diluted weighted average number of common shares outstanding.

Factors Affecting the Comparability of our Results of Operations

Our reported results have been affected by, among other events, the following events, which must be understood in order to assess the comparability of our period-to-period financial performance and condition.

Impact of Macroeconomic Events and Uncertainties

Our financial performance and condition may be impacted to varying extents from period to period by macroeconomic and geopolitical developments, including public health crises, escalating global conflicts, supply chain disruptions, labor market constraints, high rates of inflation, rising interest rates, general economic slowdown, and potential failures among financial institutions. The direct and indirect impact COVID-19 has had on our financial and operating performance since 2020 has made period-to-period analysis and accurate forecasting difficult. Due to the non-discretionary nature of our products and services, our business delivered strong growth and profitability throughout the pandemic, in spite of restrictions on the operation of our locations and distribution facilities. Significant disruption to our supply chain for products we sell, as a result of geopolitical conflict or otherwise, can also have a material impact on our sales and earnings and cause unpredictable changes in results.   In addition, we believe adverse macroeconomic trends and uncertainties including inflation and varying interest rates also increase consumers' sensitivity to price and result in cost-conscious behavior inclusive of high ticket items, which can result in corresponding declines in sales and/or gross profit.

An additional uncertainty that can impact our results of operations is consumer purchasing patterns. Due to the highly unstable supply of granular chlorine compounds over the last three years, we believe some customers stockpiled chemicals, resulting in unexpected changes in demand. As a result of such behavior, our revenue may be higher than normal during the periods of stockpiling and may be lower than normal during the periods after stockpiling has occurred.

Business Acquisitions

See Note 3—Business Combinations to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for information regarding our business acquisitions.

Results of Operations

We derived our consolidated statements of operations for fiscal 2024, 2023, and 2022 from our consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following table summarizes key components of our results of operations for the periods indicated, both in dollars and as a percentage of our sales (in thousands, except per share amounts):

	Year Ended		
Statements of Operations Data:	**September 28, 2024**	**September 30, 2023**	**October 1, 2022**
Sales	$ 1,330,121	$ 1,451,209	$ 1,562,120
Cost of merchandise and services sold	853,331	902,986	888,379
Gross profit	476,790	548,223	673,741
Selling, general and administrative expenses	419,673	446,044	434,987
Operating income	57,117	102,179	238,754
Other expense:			
Interest expense	70,395	65,438	30,240
Other expenses, net	—	—	397
Total other expense	70,395	65,438	30,637
(Loss) income before taxes	(13,278)	36,741	208,117
Income tax (benefit) expense	10,101	9,499	49,088
Net (loss) income	$ (23,379)	$ 27,242	$ 159,029
Earnings per share			
Basic	$ (0.13)	$ 0.15	$ 0.86
Diluted	$ (0.13)	$ 0.15	$ 0.85
Weighted average shares outstanding			
Basic	184,694	183,839	184,347
Diluted	184,694	184,716	186,148
Percentage of Sales[1]	(%)	(%)	(%)
Sales	100.0	100.0	100.0
Cost of merchandise and services sold	64.2	62.2	56.9
Gross margin	35.8	37.8	43.1
Selling, general and administrative expenses	31.6	30.7	28.7
Operating income	4.3	7.0	15.3
Other expense:			
Interest expense	5.3	4.5	1.9
Other expenses, net	—	-	0.1
Total other expense	5.3	4.5	2.0
Income before taxes	(1.0)	2.5	13.3
Income tax (benefit) expense	0.8	0.7	3.1
Net (loss) income	(1.8)	1.9	10.2
Other Financial and Operations Data:			
Number of new and acquired locations, net	13	18	38
Number of locations open at end of period	1,021	1,008	990
Comparable sales growth[2]	(8.8)%	(11.0)%	1.6%
Adjusted EBITDA[3]	$ 108,744	$ 168,149	$ 292,276
Adjusted EBITDA as a percentage of sales[3]	8.2%	11.6%	18.7%
Adjusted net (loss) income[3]	$ (1,085)	$ 51,113	$ 176,391
Adjusted diluted earnings per share	$ (0.01)	$ 0.28	$ 0.95

(1)   Components may not add to totals due to rounding.

(2)   See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Factors and Measures We Use to Evaluate Our Business."

(3)   The tables below provide a reconciliation from our net (loss) income to Adjusted EBITDA and net (loss) income to Adjusted net income for fiscal 2024, 2023, and 2022 (in thousands).

	Year Ended		
	September 28, 2024	September 30, 2023	October 1, 2022
Net (loss) income	$ (23,379)	$ 27,242	$ 159,029
Interest expense	70,395	65,438	30,240
Income tax expense	10,101	9,499	49,088
Depreciation and amortization expense[1]	33,078	34,142	30,769
Equity-based compensation expense[2]	8,650	12,067	11,922
Strategic project costs[3]	2,083	3,004	4,960
Executive transition costs and other[4]	7,816	16,757	6,268
Adjusted EBITDA	$ 108,744	$ 168,149	$ 292,276

	Year Ended		
	September 28, 2024	September 30, 2023	October 1, 2022
Net (loss) income	$ (23,379)	$ 27,242	$ 159,029
Equity-based compensation expense[2]	8,650	12,067	11,922
Strategic project costs[3]	2,083	3,004	4,960
Executive transition costs and other [4]	7,816	16,757	6,268
Changes in valuation allowance [5]	11,177	—	—
Tax effects of these adjustments[6]	(7,432)	(7,957)	(5,788)
Adjusted net (loss) income	$ (1,085)	$ 51,113	$ 176,391

(1)   Includes depreciation related to our distribution centers and store locations, which is reported in cost of merchandise and services sold and selling, general and administrative in our consolidated statements of operations.

(2)   Represents charges related to equity-based compensation and our related payroll tax expense, which are reported in SG&A in our consolidated statements of operations.

(3)   Represents non-recurring costs, such as third-party consulting costs related to first-generation technology initiatives, replacement of systems that have been no longer supported by our vendors, investment in and development of new products outside of the course of continuing operations, or other discrete strategic projects that are infrequent or unusual in nature and potentially distortive to continuing operations. These items are reported in SG&A in our consolidated statements of operations.

(4)   Includes certain senior executive transition costs and severance associated with completed corporate restructuring activities across the organization, losses (gains) on asset dispositions, merger and acquisition costs, and other non-recurring, non-cash, or discrete items as determined by management. Amounts are reported in SG&A in our consolidated statements of operations.

(5)   Represents a non-cash change in valuation allowance for deferred taxes that management does not believe are indicative of our ongoing operations. This item is reported in income tax (benefit) expense in our consolidated statements of operations and we note they may reoccur in the future.

(6)   Represents the tax effect of the total adjustments based on our combined U.S. federal and state statutory tax rates. Amounts are reported in income tax (benefit) expense in our consolidated statements of operations.

Comparison of Fiscal 2024 and 2023

Sales

Sales decreased to $1,330.1 million in fiscal 2024 compared to $1,451.2 million in fiscal 2023, a decrease of $121.1 million, or 8.3%. Comparable sales decreased $127.4 million, or 8.8%, compared to fiscal 2023, primarily driven by declines in traffic and average order value. Non-comparable sales including acquisitions and new stores were $7.9 million.

Gross Profit and Gross Margin

Gross profit decreased to $476.8 million in fiscal 2024 compared to $548.2 million in fiscal 2023, a decrease of $71.4 million or 13.0%. Gross margin decreased to 35.8% compared to 37.8% in fiscal 2023, a decrease of 200 basis points. The decrease in gross margin was primarily driven by negative impacts of 121 basis points product rate, 94 basis points from deleverage on occupancy costs and 50 basis points from the expensing of previously capitalized distribution center costs due to significant reductions in inventory during the current year period. Additionally, there was a one-time item of approximately $5.0 million related to rebates and warranties on a contract that has subsequently been revised. The impacts discussed above were partially offset by a 72 basis point reduction related to inventory adjustments and distribution costs.

Selling, General and Administrative Expenses

SG&A decreased to $419.7 million in fiscal 2024 compared to $446.0 million in fiscal 2023, a decrease of $26.3 million or 5.9%. This decrease in SG&A was primarily related to a decrease merchant fees of $6.0 million associated with lower sales, a decrease in payroll costs of $4.0 million mainly due to lower headcount, a decrease in asset write offs of $5.9 million, a decrease in equity compensation of $3.4 million, a decrease in bonus and commissions of $1.9 million, and a decrease in marketing expenses of $1.6 million.

Interest Expense

Interest expense increased to $70.4 million in fiscal 2024 compared to $65.4 million in fiscal 2023, an increase of $5.0 million. This increase was primarily due to higher interest rates on our Term Loan and Revolving Credit Facility.

Income Taxes

Income tax expense was $10.1 million in fiscal 2024 compared to $9.5 million in fiscal 2023, an increase of $0.6 million. The change in income tax expense was the result of the impact of limitations on interest expense deductibility requiring us to record a $11.2 million non-cash valuation allowance against our deferred tax asset, offset by pretax loss in 2024, compared to pretax income in 2023. Our effective tax rate was -76.1% for fiscal 2024 compared to 25.9% for fiscal 2023.

Net (Loss) Income and Diluted Earnings per Share

Net loss was $23.4 million in fiscal 2024 compared to net income of $27.2 million in fiscal 2023, a change of $50.6 million. Diluted earnings per share decreased to $(0.13) in fiscal 2024 compared to $0.15 in fiscal 2023.

Adjusted net loss was $1.1 million in fiscal 2024 compared to income of $51.1 million in fiscal 2023, a change of $52.2 million. Adjusted diluted earnings per share decreased to $(0.01) in fiscal 2024 compared to $0.28 in fiscal 2023.

Adjusted EBITDA

Adjusted EBITDA decreased to $108.7 million in fiscal 2024 compared to $168.1 million in fiscal 2023, a decrease of $59.4 million. The decrease was primarily driven by lower sales volume during the period, combined with decreases in product rate and occupancy deleverage. These were partially offset by lower SG&A and inventory adjustments.

Comparison of Fiscal 2023 and 2022

Sales

Sales decreased to $1,451.2 million in fiscal 2023 from $1,562.1 million in fiscal 2022, a decrease of $110.9 million or 7.1%. Comparable sales decreased $170.5 million, or 11%, compared to fiscal 2022, primarily driven by traffic declines. Non-comparable sales including acquisitions and new stores were $59.6 million compared to the prior year period.

Gross Profit and Gross Margin

Gross profit decreased to $548.2 million in fiscal 2023 from $673.7 million in fiscal 2022, a decrease of $125.5 million or 18.6%. Gross margin decreased to 37.8% compared to 43.1% in fiscal 2022, a decrease of 530 basis points. The decrease in gross margin was primarily driven by a decrease in retail chemical pricing in June 2023, adjustments associated with year-end physical inventory results, adjustments to product rebates based on reduced equipment purchases, and occupancy deleverage associated with the decrease in comparable sales.

Selling, General and Administrative Expenses

SG&A increased to $446.0 million in fiscal 2023 from $435.0 million in fiscal 2022, an increase of $11.0 million or 2.5%. This increase in SG&A was primarily related to $5.5 million increase in executive transition and other costs related to severance payments associated with the elimination of non-customer facing positions and a $6.1 million increase in connection with the costs incurred from the discontinued use of certain software product subscriptions.

Interest Expense

Interest expenses increased to a $65.4 million in fiscal 2023 from $30.2 million in fiscal 2022, an increase of $35.2 million. The increase in interest expense was primarily related to higher interest rates on our Term Loan and Revolving Credit Facility and increased borrowings on our Revolving Credit Facility.

Income Taxes

Income tax expense decreased to $9.5 million in fiscal 2023 compared to $49.1 million in fiscal 2022, a decrease of $39.6 million. The decrease was primarily attributable to lower pretax income. Our effective tax rate was 25.9% for fiscal 2023 compared to 23.6% for fiscal 2022.

Net Income and Earnings per Share

Net income decreased to $27.2 million in fiscal 2023 compared to $159.0 million in fiscal 2022, a decrease of $131.8 million. Diluted earnings per share decreased to $0.15 in fiscal 2023 compared to $0.85 in fiscal 2022.

Adjusted net income decreased to $51.1 million in fiscal 2023 compared to $176.4 million in fiscal 2022, a decrease of $125.3 million. Adjusted diluted earnings per share decreased to $0.28 in fiscal 2023 compared to $0.95 in fiscal 2022.

Adjusted EBITDA

Adjusted EBITDA decreased to $168.1 million in fiscal 2023 compared to $292.3 million fiscal 2022, a decrease of $124.2 million. This decrease was primarily due to the decrease in gross profit.

Seasonality and Quarterly Fluctuations

Our business is highly seasonal. Sales and earnings are highest during the third and fourth fiscal quarters, which include April through September, and represent the peak months of swimming pool use. Sales are substantially lower during our first and second fiscal quarters when we typically generate net losses and we realize negative operating cash flows. We have a long track record of investing in our business throughout the year, including in operating expenses, working capital, and capital expenditures related to new locations and other growth initiatives. While these investments drive performance during the primary selling season in our third and fourth fiscal quarters, they have a negative impact on our earnings and cash flow during our first and second fiscal quarters.

We typically experience a build-up of inventory and accounts payable during the first and second fiscal quarters in anticipation of the peak swimming pool supply selling season. We negotiate extended payment terms with certain of our primary suppliers as we receive merchandise in December through March, and we pay for merchandise in April through July.

The principal external factor affecting our business is weather. Hot weather can increase purchases of chemicals and other non-discretionary products as well as purchases of discretionary products and can drive increased purchases of installation and repair services. Unseasonably cool weather or significant amounts of rainfall during the peak pool sales season can reduce chemical consumption in pools and spas and decrease consumer purchases of our products and services. In addition, unseasonably early or late warming trends can increase or decrease the length of the pool season and impact timing around pool openings and closings and, therefore, our total sales and timing of our sales.

We generally open new locations before our peak selling season begins and we generally close locations after our peak selling season ends. We expect that our quarterly results of operations will fluctuate depending on the timing and amount of sales contributed by new locations.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are net cash provided by operating activities and borrowing availability under our Revolving Credit Facility. Historically, we have funded working capital requirements, capital expenditures, payments related to acquisitions, debt service requirements, and repurchases of shares of our common stock with internally generated cash on hand and through our Revolving Credit Facility.

Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $108.5 million and $55.4 million as of September 28, 2024 and September 30, 2023, respectively. As of September 28, 2024 and September 30, 2023, we did not have any outstanding borrowings under our Revolving Credit Facility.

Our primary working capital requirements are for the purchase of inventory, payroll, rent, other facility costs, distribution costs, and general and administrative costs. Our working capital requirements fluctuate during the year, driven primarily by seasonality and the timing of inventory purchases.

Our capital expenditures are primarily related to infrastructure-related investments, including investments related to upgrading and maintaining our information technology systems, ongoing location improvements, expenditures related to our distribution centers, and new location openings. We expect to fund capital expenditures from net cash provided by operating activities.

Based on our growth plans, we believe our cash and cash equivalents position, net cash provided by operating activities and borrowing availability under our Revolving Credit Facility will be adequate to finance our working capital requirements, planned capital expenditures, strategic acquisitions, share repurchases, and debt service over the next 12 months and thereafter. If cash provided by operating activities and borrowings under our Revolving Credit Facility are not sufficient or available to meet our capital requirements, then we may need to obtain additional equity or debt financing. There can be no assurance that equity or debt financing will be available to us if we need it or, if available, whether the terms will be satisfactory to us.

As of September 28, 2024, outstanding standby letters of credit totaled $10.4 million, and after considering borrowing base restrictions, we had $239.6 million of available borrowing capacity under the terms of the Revolving Credit Facility. As of September 28, 2024, we were in compliance with the covenants under the Revolving Credit Facility and our Term Loan agreements.

Summary of Cash Flows

A summary of our cash flows from operating, investing, and financing activities is presented in the following table (in thousands):

| | Year Ended | | |
	September 28, 2024	September 30, 2023	October 1, 2022
Net cash provided by operating activities	$ 107,466	$ 6,470	$ 66,644
Net cash used in investing activities	(47,163)	(52,539)	(138,981)
Net cash used in financing activities	(7,218)	(10,804)	(158,868)
Net increase (decrease) in cash and cash equivalents	$ 53,085	$ (56,873)	$ (231,205)

Cash Provided by Operating Activities

Net cash provided by operating activities was $107.5 million in fiscal 2024 compared to $6.5 million in fiscal 2023. This increase was primarily driven by changes in working capital related to reductions in inventories of $85.9 million, increases in accounts payable and accrued expenses of $6.7 million, partially offset by an increase in accounts receivable of $18.7 million.

Net cash provided by operating activities was $6.5 million in fiscal 2023 compared to $66.6 million in fiscal 2022. This decrease was primarily driven by lower net income in fiscal 2023.

Cash Used in Investing Activities

Net cash used in investing activities was $47.2 million in fiscal 2024 compared to $52.5 million in fiscal 2023. This decrease was driven by lower investments for business acquisitions, partially offset by increased purchases of property and equipment.

Net cash used in investing activities was $52.5 million in fiscal 2023 compared to $139.0 million in fiscal 2022. This increase was primarily driven by higher investments for business acquisitions.

Cash Used in Financing Activities

Net cash used in financing activities was $7.2 million in fiscal 2024 compared to $10.8 million in fiscal 2023. This decrease was primarily driven by lower payments of employee tax withholding related to restricted stock vesting.

Net cash used in financing activities was $10.8 million in fiscal 2023 compared to $158.9 million in fiscal 2022. This decrease was primarily driven by repurchases and retirement of common stock that occurred in fiscal 2022.

Share Repurchase Program

On December 3, 2021, the board of directors authorized a share repurchase program for up to an aggregate of $300 million of the Company's outstanding shares of common stock over a period of three years, expiring December 31, 2024. As of September 28, 2024, approximately $147.7 million remained available for future purchases under our share repurchase program (see Note 15—Share Repurchase Program to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K).

Contractual Obligations and Other Commitments

The following table summarizes our contractual cash obligations as of September 28, 2024 (in thousands):

			Payments Due By Period				
	Total	2025	2026	2027	2028	2029	Thereafter
Long-term debt, net [1]	$ 783,675	$ 10,125	$ 8,100	$ 8,100	$ 757,350	$ —	$ —
Purchase commitments [2]	97,644	79,191	8,334	5,996	2,177	1,946	—
Operating lease obligations [3]	331,784	78,328	83,619	61,402	39,471	24,282	44,682
Total	$1,213,103	$ 167,644	$ 100,053	$ 75,498	$ 798,998	$ 26,228	$ 44,682

(1) We are required to pay a commitment fee of 0.25% based on the unused portion of the Revolving Credit Facility, which is not included in the table above due to the unknown nature of future borrowings.

(2) Purchase obligations include all legally binding contracts and primarily relate to firm commitments for inventory purchases. Purchase orders that are not binding agreements are excluded from the table above.

(3) Operating lease obligations relate to our locations, office, distribution, and manufacturing facilities. We are obligated to make cash payments in connection with various lease obligations and purchase commitments and all obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option typically for periods of five or more years and some require payments upon early termination.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reported periods. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments, which are disclosed in this Annual Report on Form 10-K for the fiscal year ended September 28, 2024. We base these estimates on historical results and various other assumptions we believe to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Vendor Rebates

Many of our vendor arrangements provide for us to receive specified amounts of consideration meet the criteria defined in the agreement. Generally, the criteria relate to the volume level of purchases. We calculate the amount earned based on actual purchases, recorded as a reduction of the prices of the vendor's products and therefore a reduction of inventory at the end of each period based on a detailed analysis of inventory and of the facts and circumstances of various contractual agreements with vendors. We recognize rebates based on an estimated recognition pattern using historical data, and we record this as a reduction of cost of merchandise and services sold in our consolidated statements of operations. We do not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions we use to calculate our reduction of inventory.

Inventories

Inventories are stated at the lower of cost or market or net realizable value. We value inventory using the average cost method which includes costs incurred to deliver inventory to our distribution centers including trasportation, warehousing and distribution costs. We evaluate inventory for excess and obsolescence and record necessary reserves. We provide provisions for losses related to inventories based on management's judgment regarding historical purchase cost, selling price, margin, and current business trends. If actual demand or market conditions are different than those projected by management, future margins may be unfavorably or favorably affected by adjustments to these estimates. When an inventory item is sold or disposed, the associated reserve is released at that time. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate our inventory reserve.

Business Combinations

We account for business combinations using the acquisition method of accounting. This method requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed is recorded as goodwill.

The accounting for business combinations requires us to make estimates and assumptions at the acquisition date with respect to the fair value of assets acquired and liabilities assumed as well as the useful lives of those acquired intangible assets. Critical estimates in valuing certain of the intangible assets and goodwill we have acquired include but are not limited to; future expected cash flows, historical and expected customer attribution rates and royalty and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, the consideration for an acquisition may include future payments that are contingent upon the occurrence of a particular event. We record a contingent consideration at fair value on the acquisition date. We estimate the fair values through valuation models that incorporate probability adjusted assumptions related to the achievement of the milestones and the likelihood of making related payments. The fair value is remeasured at the end of each period and changes in fair value are recorded in within SG&A in the consolidated statements of operations. Determining the fair value of the contingent consideration requires management to make assumptions and judgments. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to calculate the values of our acquired intangible assets contingent considerations liabilities.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 2—Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

The interest rates on borrowings under our Revolving Credit Facility and Term Loan were LIBOR-based rates prior to March 2023 and June 2023, respectively. Due to the discontinuation of LIBOR-based rates, we have transitioned the impacted interest rate benchmarks to Term SOFR-based rates. See Note 10—Long-Term Debt, Net to our consolidated financial statements for additional information. Accordingly, we are subject to interest rate risk in connection with borrowings under our Revolving Credit Facility and Term Loan, both of which bear interest at variable rates. As of September 28, 2024, we had $783.7 million outstanding on our Term Loan. No amounts were outstanding on our Revolving Credit Facility as of such date. The impact of a 1.0% rate change on our outstanding balance less contractual amortization would total approximately $8.0 million over the next 12 months.

Impact of Inflation and Deflation

We experience inflation and deflation related to our purchase of certain products. This price volatility could potentially have a material impact on our financial condition and/or our results of operations. We actively manage the impact of inflation, including tariffs, through strong relationships with our diverse supplier base, vendor negotiation, and promotion management. We also strategically invest through inventory purchases in order to obtain favorable pricing ahead of any vendor price increases. In order to mitigate price volatility, we monitor price fluctuations and may adjust our selling prices accordingly; however, our ability to recover higher costs through increased pricing may be limited by the competitive environment in which we operate. Although we may experience periodic effects on sales, gross profit, gross margins, and cash flows as a result of changing prices, we do not expect the effect of inflation or deflation to have a material impact on our ability to execute our long-term business strategy. We currently do not use derivative instruments to manage these risks.

Item 8. Financial Statements and Supplementary Data.

LESLIE'S, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements for the fiscal years ended September 28, 2024, September 30, 2023, and October 1, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Leslie's, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leslie's, Inc. (the Company) as of September 28, 2024 and September 30, 2023, the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended September 28, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 28, 2024 and September 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of September 28, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated November 27, 2024 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Vendor Rebates

Description of the Matter	As discussed in Notes 2 and 13, certain of the Company's arrangements with vendors provide for consideration when the Company meets the criteria defined in the vendors' agreements. Such consideration is generally based on purchase volume. The Company may also provide guarantees to its vendors in exchange for incremental rebates. The Company generally accounts for vendor rebate programs as a reduction of the prices of the vendor's products and therefore a reduction of the cost of inventory. The Company estimates the recognition pattern of vendor rebate income based on historical trending and data and recognizes such consideration as a reduction of cost of merchandise and services sold. The Company had $21.8 million of vendor rebate receivables as of September 28, 2024.
	Auditing vendor rebates was challenging due to the extent of audit effort required resulting from the volume of individual transactions, the complexities in evaluating the Company's compliance with the

terms of the vendor agreements and the estimation uncertainty in calculating the guarantee obligation given the limited available historical data.

How we Addressed the Matter in Our Audit	To test the vendor rebates, we performed audit procedures that included, among others, assessing the estimation methodology used by management. We tested a sample of vendor rebate agreements by evaluating the inputs used and the terms of the contracts. We recalculated the amount of vendor rebate income earned and the related reduction of the carrying cost of inventory based on the inputs and the terms of the agreements. We tested the Company's pattern of recognition of vendor rebate income as a reduction of cost of merchandise and services sold and tested deferred rebate income for appropriateness and consistency with authoritative accounting guidance. We tested a sample of the inputs used in the guarantee liability to the historical costs incurred and recalculated the guarantee obligation. In addition, we selected a sample of vendor rebate receivables and confirmed the amount outstanding directly with the vendors.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2000.

Phoenix, Arizona
November 27, 2024

LESLIE'S, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Share and Per Share Amounts)

		September 28, 2024		September 30, 2023
Assets				
Current assets				
Cash and cash equivalents	$	108,505	$	55,420
Accounts and other receivables, net		45,467		29,396
Inventories		234,283		311,837
Prepaid expenses and other current assets		34,179		23,633
Total current assets		422,434		420,286
Property and equipment, net		98,447		90,285
Operating lease right-of-use assets		270,488		251,460
Goodwill and other intangibles, net		215,127		218,855
Deferred tax assets		4,168		7,598
Other assets		39,661		45,951
Total assets	$	1,050,325	$	1,034,435
Liabilities and stockholders' deficit				
Current liabilities				
Accounts payable	$	67,622	$	58,556
Accrued expenses and other current liabilities		106,713		90,598
Operating lease liabilities		63,357		62,794
Income taxes payable		1,127		5,782
Current portion of long-term debt		8,100		8,100
Total current liabilities		246,919		225,830
Operating lease liabilities, noncurrent		209,067		193,222
Long-term debt, net		769,065		773,276
Other long-term liabilities		2,423		3,469
Total liabilities		1,227,474		1,195,797
Commitments and contingencies				
Stockholders' deficit				
Common stock, $0.001 par value, 1,000,000,000 shares authorized and 184,969,296 and 184,333,670 issued and outstanding as of September 28, 2024 and September 30, 2023 respectively.		185		184
Additional paid in capital		106,871		99,280
Retained deficit		(284,205)		(260,826)
Total stockholders' deficit		(177,149)		(161,362)
Total liabilities and stockholders' deficit	$	1,050,325	$	1,034,435

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE'S, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in Thousands, Except Per Share Amounts)

| | Year Ended | | |
	September 28, 2024	September 30, 2023	October 1, 2022
Sales	$ 1,330,121	$ 1,451,209	$ 1,562,120
Cost of merchandise and services sold	853,331	902,986	888,379
Gross profit	476,790	548,223	673,741
Selling, general and administrative expenses	419,673	446,044	434,987
Operating income	57,117	102,179	238,754
Other expense:			
Interest expense	70,395	65,438	30,240
Other expenses, net	—	—	397
Total other expense	70,395	65,438	30,637
(Loss) income before taxes	(13,278)	36,741	208,117
Income tax expense	10,101	9,499	49,088
Net (loss) income	$ (23,379)	$ 27,242	$ 159,029
Earnings per share:			
Basic	$ (0.13)	$ 0.15	$ 0.86
Diluted	$ (0.13)	$ 0.15	$ 0.85
Weighted average shares outstanding:			
Basic	184,694	183,839	184,347
Diluted	184,694	184,716	186,148

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE'S, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(Amounts in Thousands)

	Common Stock		Additional Paid in Capital (Deficit)	Retained Deficit	Total Stockholders' Deficit
	Shares	Amount			
Balance, October 2, 2021	189,821	$ 190	$ 204,711	$ (422,459)	$ (217,558)
Issuance of common stock under the Plan	1,160	1	1,377	—	1,378
Equity-based compensation	—	—	11,346	—	11,346
Repurchase and retirement of common stock	(7,500)	(8)	(127,500)	(24,638)	(152,146)
Net income	—	—	—	159,029	159,029
Balance, October 1, 2022	183,481	$ 183	$ 89,934	$ (288,068)	$ (197,951)
Issuance of common stock under the Plan	1,057	1	—	—	1
Equity-based compensation	—	—	11,703	—	11,703
Restricted stock units surrendered in lieu of withholding taxes	(204)	—	(2,357)	—	(2,357)
Net income	—	—	—	27,242	27,242
Balance, September 30, 2023	184,334	$ 184	$ 99,280	$ (260,826)	$ (161,362)
Issuance of common stock under the Plan	792	1	—	—	1
Equity-based compensation	—	—	8,589	—	8,589
Restricted stock units surrendered in lieu of withholding taxes	(157)	—	(998)	—	(998)
Net loss	—	—	—	(23,379)	(23,379)
Balance, September 28, 2024	184,969	$ 185	$ 106,871	$ (284,205)	$ (177,149)

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE'S, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

		Year Ended	
	September 28, 2024	September 30, 2023	October 1, 2022
Operating Activities			
Net (loss) income	$ (23,379)	$ 27,242	$ 159,029
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	33,078	34,142	30,769
Equity-based compensation	8,589	11,703	11,346
Amortization of deferred financing costs and debt discounts	2,191	2,100	1,982
Provision for doubtful accounts	1,466	193	1,186
Deferred income taxes	3,430	(6,330)	2,466
Loss on asset dispositions	464	6,396	466
Changes in operating assets and liabilities:			
Accounts and other receivables	(18,684)	16,101	(7,621)
Inventories	85,879	54,331	(143,147)
Prepaid expenses and other current assets	(1,019)	(3,466)	(1,476)
Other assets	6,861	(9,990)	(12,670)
Accounts payable	1,889	(97,900)	55,496
Accrued expenses	5,209	(22,148)	(31,655)
Income taxes payable	(4,655)	(6,729)	5,566
Operating lease assets and liabilities, net	6,147	825	(5,093)
Net cash provided by operating activities	107,466	6,470	66,644
Investing Activities			
Purchases of property and equipment	(47,244)	(38,577)	(31,726)
Business acquisitions, net of cash acquired	—	(15,549)	(107,663)
Proceeds from asset dispositions	81	1,587	408
Net cash used in investing activities	(47,163)	(52,539)	(138,981)
Financing Activities			
Borrowings on Revolving Credit Facility	140,500	264,000	45,000
Payments on Revolving Credit Facility	(140,500)	(264,000)	(45,000)
Repayment of long-term debt	(6,075)	(8,100)	(8,100)
Payment on finance lease	(145)	—	—
Payment of deferred financing costs	—	(347)	—
Proceeds from options exercised	—	—	1,378
Repurchase and retirement of common stock	—	—	(152,146)
Payments of employee tax withholdings related to restricted stock vesting	(998)	(2,357)	—
Net cash used in financing activities	(7,218)	(10,804)	(158,868)
Net increase (decrease) in cash and cash equivalents	53,085	(56,873)	(231,205)
Cash and cash equivalents, beginning of year	55,420	112,293	343,498
Cash and cash equivalents, end of year	$ 108,505	$ 55,420	$ 112,293
Supplemental Information:			
Interest	$ 63,242	$ 63,059	$ 32,617
Income taxes, net of refunds received	10,933	22,559	41,149

See accompanying notes which are an integral part of these consolidated financial statements.

LESLIE'S, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Business and Operations

Leslie's, Inc. ("Leslie's," "we," "our," "us," "its," or the "Company") is the leading direct-to-consumer pool and spa care brand. We market and sell pool and spa supplies and related products and services, which primarily consist of maintenance items such as chemicals, equipment and parts, and cleaning accessories, as well as safety, recreational, and fitness-related products. We currently market our products through over 1,000 company-operated locations in 39 states and e-commerce websites.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

We prepared the accompanying consolidated financial statements following United States generally accepted accounting principles ("GAAP"). The financial statements include all normal and recurring adjustments that are necessary for a fair presentation of our financial position and operating results. The consolidated financial statements include the accounts of Leslie's, Inc. and our subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Periods

We operate on a fiscal calendar that results in a fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to September 30th. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. References to fiscal 2024, 2023, and 2022 refer to the 52 weeks ended September 28, 2024, September 30, 2023, and October 1, 2022, respectively.

Segment Reporting

Our Chief Operating Decision Maker is our Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and assessing performance. We operate all of our locations in the United States and offer consumers similar products, services, and methods of distribution through our retail locations and e-commerce websites. As a result, we have a single reportable segment.

Seasonality

Our business is highly seasonal. Sales and earnings are highest during our third and fourth fiscal quarters, which include April through September, which represent the peak months of swimming pool use. Sales are substantially lower during our first and second fiscal quarters, when we typically generate net losses and we realize negative operating cash flow.

Use of Estimates

Management is required to make certain estimates and assumptions during the preparation of the consolidated financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. They also impact the reported amount of net income (loss) during any period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying consolidated financial statements include inventory reserves, lease assumptions, vendor rebate programs, our loyalty program, the determination of income taxes payable and deferred income taxes, sales returns reserve, self-insurance liabilities, the recoverability of intangible assets and goodwill, fair value of assets acquired in a business combination, and contingent consideration related to business combinations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market funds and credit and debit card transactions. Our cash balance at financial institutions may exceed the FDIC insurance coverage limit. We consider all investments with an original maturity of three months or less and money market funds to be cash equivalents. All credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents.

Fair Value Measurements

We use fair value measurements to record the fair value of certain assets and to estimate the fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.

To determine the fair value, we maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use to value an asset or liability and are developed based on market data obtained from independent sources. Unobservable inputs are inputs based on assumptions about the factors market participants would use to value an asset or liability.

The fair value hierarchy is as follows, of which the first two are considered observable and the last unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Inputs other than Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Value is determined using pricing models, discounted cash flow methodologies, or similar techniques and also includes instruments for which the determination of fair value requires significant judgment or estimation.

As of September 28, 2024 and September 30, 2023, we held no assets that were required to be measured at fair value on a recurring basis. There were no transfers between levels in the fair value hierarchy during fiscal 2024, 2023, and 2022, respectively.

The fair value of our Amended and Restated Term Loan Credit Agreement ("Term Loan") due in 2028 was determined to be $758.2 million and $774.9 million as of September 28, 2024 and September 30, 2023, respectively. These fair value estimates, determined to be Level 2, are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company's measurement of contingent consideration is categorized as Level 3 within the fair value hierarchy. Refer to "Business Combinations" herein Note 2—Summary of Significant Accounting Policies below for the fair value measurement of its contingent consideration.

The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term maturity of these instruments.

Vendor Rebates

Many of our vendor arrangements provide for us to receive specified amounts of consideration when we meet the criteria defined in the agreement. Generally, the criteria relate to the volume level of purchases. We calculate the amount earned based on actual purchases, recorded as a reduction of the prices of the vendor's products and therefore a reduction of inventory at the end of each period based on a detailed analysis of inventory and of the facts and circumstances of various contractual agreements with vendors. We recognize rebates based on an estimated recognition pattern using historical data, and we record this as a reduction of cost of merchandise and services sold in our consolidated statements of operations. Accounts and other receivables include vendor rebate receivables of $21.8 million and $4.7 million as of September 28, 2024 and September 30, 2023, respectively.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is calculated based on historical experience, counterparty credit risk, consumer credit risk and application of the specific identification method.

Inventories

Inventories are stated at the lower of cost or market or net realizable value. We value inventory using the average cost method which includes costs incurred to deliver inventory to our distribution centers including trasportation, warehousing and distribution costs. We evaluate inventory for excess and obsolescence and record necessary reserves. We provide provisions for losses related to inventories based on management's judgment regarding historical purchase cost, selling price, margin, movements, and current business trends. If actual demand or market conditions are different than those projected by management, future margins may be unfavorably or favorably affected by adjustments to these estimates. When an inventory item is sold or disposed, the associated reserve is released at that time.

Business Combinations

We account for business combinations using the acquisition method of accounting. This method requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed is recorded as goodwill.

We use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed as of the acquisition date. Our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent we identify adjustments to the preliminary purchase price allocation. Upon the conclusion of the measurement period or final determination of the fair values of the assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in our consolidated statements of operations. Our consolidated financial statements include the results of operations from the date of acquisition for each business combination.

The consideration for an acquisition may include future payments that are contingent upon the occurrence of a particular event. We record contingent consideration at fair value on the acquisition date. We estimate the fair values through valuation models that incorporate probability adjusted assumptions related to the achievement of the milestones and the likelihood of making related payments. The fair value is remeasured at each reporting date and changes in fair value are recorded within SG&A in our consolidated statements of operations. Determining the fair value of the contingent consideration requires management to make certain assumptions and judgments, primarily based on the achievement of certain performance metrics specified in the purchase agreements.

We expense all acquisition-related costs as incurred within SG&A expenses in our consolidated statements of operations.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Costs of normal maintenance and repairs are charged to expense as incurred. Major replacements or improvements of property and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in our consolidated statements of operations.

Depreciation and amortization are computed using the straight-line method. These charges are based on the following range of useful lives:

Building and improvements	5-39 years
Vehicles, machinery and equipment	3-15 years
Office furniture, computers and software	3-7 years
Leasehold improvements	5-10 years, not to exceed the lease life

We evaluate our long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The evaluation for long-lived assets (asset group) is performed at the lowest level of identifiable cash flows, which, for location assets, is the individual location level. The assets of a physical location with indicators of impairment are evaluated for recoverability by comparing its undiscounted future cash flows with its carrying value. If the carrying value is greater than the undiscounted future cash flows, we then measure the asset's fair value to determine whether an impairment loss should be recognized. If the resulting fair value is less than the carrying value, an impairment loss is recognized for the difference between the carrying value and the estimated fair value. Impairment charges are recorded in SG&A in our consolidated statements of operations. There was no impairment charge in fiscal 2024, 2023, or 2022.

Cloud Computing Arrangements

From time-to-time, we enter into various agreements with unaffiliated third parties for assistance with technical development work related to our security-related software and systems and other ongoing projects. Expenditures for implementation, set-up, and other upfront costs incurred in a cloud computing arrangement that is hosted by the vendor are capitalized generally in the same manner as internal use software and are recorded as other assets in our consolidated balance sheets. Such costs are amortized over the life of the related cloud computing arrangement. As of September 28, 2024 and September 30, 2023, approximately $9.4 million and $5.9 million associated with these agreements are included in prepaid expenses and other current assets in our consolidated balance sheets, respectively. Approximately $37.2 million and $44.1 million associated with these agreements are included in other assets in our consolidated balance sheets as of September 28, 2024 and September 30, 2023, respectively. In addition, for the year ended September 30, 2023, the Company recognized $6.3 million of expense in connection with the discontinued use of certain software subscriptions which is recorded in SG&A in our consolidated statements of operations and a corresponding $4.4 million liability for future obligations associated with these subscriptions. For the year ended September 28, 2024, there was $2.8 million liability remaining for those future obligations included in accrued expenses and other current liabilities in our consolidated balance sheets.

Goodwill and Other Intangibles, Net

Goodwill and intangible assets are recorded at their estimated fair values at the date of acquisition. We review goodwill and indefinite-lived intangible assets for impairment annually (in the fourth quarter) or more frequently if impairment indicators arise. Goodwill can be evaluated for impairment, at our option, by first performing a qualitative assessment to determine whether a quantitative goodwill test is necessary. If it is determined, based on qualitative factors, the fair value of the reporting unit may be more likely than not less than the carrying amount, a quantitative goodwill impairment test would be required. Additionally, we can elect to forgo a qualitative assessment and perform a quantitative test. The quantitative test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds the fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of goodwill.

If a quantitative test is performed, we would estimate the value considering the use of various valuation techniques which may use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. We include assumptions about sales growth, operating margins, discount rates and valuations multiples which consider our budgets, business plans, economic projections and marketplace data, and are believed to reflect market participant views which would exist in an exit transaction. Some of the inherent estimates and assumptions used in this analysis are outside the control of management, including cost of capital, tax rates and market EBITDA comparable financial metrics.

Finite-lived intangible assets are amortized to reflect the pattern of economic benefits consumed. We evaluate amortizable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. Intangible assets useful lives are reviewed annually.

For our indefinite life intangible assets, a qualitative assessment can also be performed to determine whether the existence of events and circumstances indicates it is more likely than not the intangible asset is impaired. Similar to goodwill, we can also elect to forgo a qualitative test for indefinite life intangible assets and perform a quantitative test. Upon performing the quantitative test, if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We evaluate whether certain trade names continue to have an indefinite life annually.

After we made our assessments, it was determined that there was no impairment related to goodwill or other intangible assets during fiscal 2024, 2023, and 2022.

Leases

We enter into contractual arrangements for the utilization of certain non-owned assets which are evaluated as finance or operating leases upon commencement and are accounted for accordingly. Specifically, a contract is or contains a lease when (1) the contract contains an explicitly or implicitly identified asset and (2) we obtain substantially all of the economic benefits from the use of that underlying asset and direct how and for what purpose the asset is used during the term of the contract in exchange for consideration. We assess whether an arrangement is or contains a lease at inception of the contract.

We lease certain retail locations, warehouse and distribution space, office space, equipment, and vehicles. A substantial majority of our leases have an initial lease term of five years, typically with the option to extend the lease for at least one additional five-year term. Some of our leases may include the option to terminate in less than five years. The lease term used to calculate the right-of-use asset and lease liability at commencement includes the impacts of options to extend or terminate the lease when it is reasonably certain that we will exercise that option. When determining whether it is reasonably certain that we will exercise an option at commencement, we consider various existing economic factors, including market conditions, real estate strategies, the nature, length, and terms of the agreement, as well as the uncertainty of the condition of leased equipment at the end of the lease term. Based on these considerations, we generally conclude that the exercise of renewal options would not be reasonably certain in calculating our operating lease liability at commencement. The discount rate used to calculate the present value of lease payments is the rate implicit in the lease, when readily determinable. As the rate implicit in the lease is rarely readily determinable, we use a secured incremental borrowing rate, which is updated on a periodic basis as the discount rate for the present value of lease payments. Real estate taxes, insurance, maintenance, and operating expenses applicable to the leased property are generally our obligations under our lease agreements. In instances where these payments are fixed, they are included in the measurement of our lease liabilities, and when variable, are excluded and recognized in the period in which the obligation for those payments is incurred. For variable payments dependent upon an index or rate, we apply the active index or rate as of the lease commencement date. Variable lease payments not based on an index or rate are not included in the measurement of our operating lease liabilities as they cannot be reasonably estimated and are recognized in the period in which the obligation for those payments is incurred. Leases that have a term of 12 months or less upon commencement are considered short-term in nature and as such are not included in the measurement of our operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheets and are expensed on a straight-line basis over the lease term. In addition, we do not separate lease and non-lease components (e.g., common area maintenance). Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to our customer, in an amount that reflects the consideration we expect to be entitled to in exchange for such goods or services. Revenue from merchandise sales at retail locations is recognized at the point of sale and revenue from services is recognized when the services are rendered. Revenue from e-commerce merchandise sales is recognized either at the time of pick-up at one of our locations or at the time of shipment, depending on the customer's order designation. Revenue is recorded net of related discounts, loyalty point deferrals, and sales tax. Payment from retail customers is generally at the point of sale and payment terms for professional pool operators are based on our credit requirements and generally have terms of less than 60 days. When we receive payment from a consumer before the consumer has taken possession of the merchandise or the service has been performed, the amount received is recorded as deferred revenue or as a customer deposit until the sale or service is complete. Shipping and handling are treated as costs to fulfill the contract and not a separate performance obligation.

We estimate a liability for sales returns based on current sales levels and historical return trends. At each financial reporting date, we assess our estimates of expected returns, and a corresponding adjustment to cost of sales for our right to recover the goods returned by the customer, net of any expected recovery cost. Adjustments related to changes in return estimates were immaterial in all periods presented.

Our loyalty program, Pool Perks®, allows members to earn reward points based on their purchases. Once a loyalty member achieves a certain point level, the member earns an award that may be used on future purchases. Points and awards are valid for 12 months from issuance. We defer revenue related to earned points and awards that have not yet been redeemed. The amount of deferred revenue is based on the estimated standalone selling price of points and awards earned by members and reduced by the percentage of points and awards expected to be redeemed. Estimating future redemption rates requires judgment based on current trends and historical patterns. Revenue is recognized when the rewards are redeemed and expired. To the extent we have a change in our breakage estimates, the corresponding amount of change is recognized in revenue. As of September 28, 2024 and September 30, 2023, deferred revenue related to the loyalty program was $4.4 million and $5.6 million, respectively, and is included in accrued expenses in our consolidated balance sheets.

Cost of Merchandise and Services Sold

Cost of merchandise and services sold reflects the direct cost of purchased merchandise, costs to package certain chemical products, including direct materials and labor, costs to provide services, including labor and materials, as well as distribution and occupancy costs. Distribution costs include warehousing and transportation expenses, including costs associated with third-party fulfillment centers. Occupancy costs include the rent, common area maintenance, real estate taxes, and depreciation and amortization costs of all retail locations.

Selling, General and Administrative Expenses

Our SG&A includes selling and operating expenses at our retail locations and corporate level general and administrative expenses. Selling and operating expenses at retail locations include payroll, bonus and benefit costs for personnel, supplies, and credit and debit card processing costs. Corporate expenses include payroll, bonus, and benefit costs for our corporate and field support functions, equity-based compensation, marketing and advertising, insurance, utilities, occupancy costs related to our corporate office facilities, professional services, and depreciation and amortization for all assets, except those related to our retail locations and distribution operations, which are included in cost of merchandise and services sold.

Advertising

We expense advertising costs as incurred. Advertising costs for fiscal 2024, 2023, and 2022 were approximately $33.4 million, $35.1 million, and $38.0 million, respectively.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. Deferred tax assets, including the benefit of net operating loss and tax credit carryforwards, are evaluated based on the guidelines for realization and are reduced by a valuation allowance if it is deemed more likely than not that such assets will not be realized. We consider several factors in evaluating the realizability of our deferred tax assets, including the nature, frequency and severity of recent losses, the remaining years available for carryforwards, changes in tax laws, the future profitability of the operations in the jurisdiction, and tax planning strategies. Our judgments and estimates concerning realizability of deferred tax assets could change if any of the evaluation factors change, resulting in an increase or decrease to income tax expense in any period.

The ultimate realization of deferred tax assets can be dependent upon the generation of future taxable income during the periods in which the associated temporary differences become deductible. On a quarterly basis, we evaluate whether it is more likely than not that our deferred tax assets will be realized in the future and conclude whether a valuation allowance must be established.

We record a liability for uncertain tax positions to the extent a tax position taken or expected to be taken in a tax return does not meet certain recognition or measurement criteria. Considerable management judgment is necessary to assess the inherent uncertainties related to the interpretations of complex tax laws, regulations and taxing authority rulings. Our judgments and estimates may change as a result of the evaluation of new information, such as the outcome of tax audits or changes to or further interpretations of tax laws and regulations, resulting in an increase or decrease to income tax expense in any period. Interest and penalties accrued, if any, relating to uncertain tax positions will be recognized as a component of the income tax provision.

We determined there were no material uncertain tax positions as of September 28, 2024 and September 30, 2023.

Equity-Based Compensation

Stock-based compensation expense is measured at grant date, based on the fair value of the award, and is recognized on a straight-line basis over the requisite service period for awards expected to vest. See Note 16—Equity-Based Compensation for further discussion.

Self-Insurance Reserves

We are self-insured for losses relating to workers' compensation, general liability, and employee medical. Stop-loss coverage has been purchased to limit exposure to any material level of claims. Liabilities for self-insurance reserves are estimated based on independent actuarial estimates, which are based on historical information and assumptions about future events. We utilize various techniques, including analysis of historical trends and actuarial valuation methods, to estimate the cost to settle reported claims and claims incurred but not yet reported as of the balance sheet date. The actuarial valuation methods consider loss development factors, which include the development time frame and expected claim reporting and settlement patterns, and expected loss costs, which include the expected frequency and severity of claim activity.

Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed giving effect to all potentially dilutive shares, unless their effect is antidilutive. We apply the treasury stock method for dilutive share-based awards. Performance-based share-based awards are included in diluted shares only if the related performance conditions have been considered satisfied as of the end of the reporting period.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires additional disclosures over certain expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other specific expense categories. This standard also requires disclosure of the total amount of selling expenses and the Company's definition of selling expenses. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the ASU to determine its impact on our disclosures; however, we do not expect there to be a material impact.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. We are currently evaluating the ASU to determine its impact on our disclosures; however, we do not expect there to be a material impact.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which require an entity to disclose the title and position of the Chief Operating Decision Maker ("CODM") and the significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss. This update is effective for annual periods beginning after December 15, 2023 and interim disclosures beginning after December 15, 2024, though early adoption is permitted. This update is effective retrospectively upon adoption to all periods presented in the financial statements. We are currently evaluating the ASU to determine its impact on our disclosures; however, we do not expect there to be a material impact.

Note 3—Business Combinations

Our consolidated financial statements include the results of operations of these acquisitions from the date of acquisition. The total purchase consideration was allocated to the tangible and intangible assets acquired and the liabilities assumed at their estimated fair values as of each acquisition date, with the excess recorded to goodwill. The goodwill resulting from these acquisitions is expected to be deductible for income tax purposes. During the measurement periods, which will not exceed one year from each closing, we will continue to obtain information to assist us in finalizing the acquisition date fair values. Any qualifying changes to our preliminary estimates will be recorded as adjustments to the respective assets and liabilities, with any residual amounts allocated to goodwill.

Fiscal 2024 Acquisitions

In fiscal 2024, we had no acquisitions.

Fiscal 2023 Acquisitions

In fiscal 2023, we acquired five businesses for an aggregate purchase price of $15.5 million, net of cash acquired. These acquisitions expanded our pool and spa footprint and added 12 new locations across Arizona, California, Florida, and Louisiana.

The following table summarizes the purchase consideration (in thousands):

	Total
Total purchase consideration, net of cash acquired	$ 15,549
Fair value of assets acquired and liabilities assumed:	
Inventories	4,518
Finite-lived intangible assets	2,700
Other assets and liabilities, net	152
Total assets acquired, net of liabilities assumed	7,370
Goodwill	$ 8,179

Note 4—Goodwill and Other Intangibles, Net

Goodwill

The following table details the changes in goodwill (in thousands):

	September 28, 2024	September 30, 2023
Balance at beginning of the year	$ 180,698	$ 173,513
Acquisitions, net of measurement period adjustments	—	7,185
Balance at the end of the year	$ 180,698	$ 180,698

Other Intangible Assets

Other intangible assets consisted of the following as of September 28, 2024 (in thousands, except weighted average remaining useful life):

	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Trade name and trademarks (finite life)	8.9	$ 22,100	$ (5,355)	$ 16,745
Trade name and trademarks (indefinite life)	Indefinite	9,350	—	9,350
Non-compete agreements	4.4	2,260	(1,368)	892
Consumer relationships	6.6	15,400	(8,038)	7,362
Other intangibles	4.1	4,000	(3,920)	80
Total		$ 53,110	$ (18,681)	$ 34,429

Other intangible assets consisted of the following as of September 30, 2023 (in thousands, except weighted average remaining useful life):

	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Trade name and trademarks (finite life)	9.8	$ 26,740	$ (7,958)	$ 18,782
Trade name and trademarks (indefinite life)	Indefinite	9,350	—	9,350
Non-compete agreements	5.4	8,683	(7,585)	1,098
Consumer relationships	7.4	24,100	(15,317)	8,783
Other intangibles	5.1	6,620	(6,476)	144
Total		$ 75,493	$ (37,336)	$ 38,157

Other intangible assets consisted of the following as of October 1, 2022 (in thousands, except weighted average remaining useful life):

	Weighted Average Remaining Useful Life (in Years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Trade name and trademarks (finite life)	11.0	$ 24,440	$ (5,907)	$ 18,533
Trade name and trademarks (indefinite life)	Indefinite	9,350	—	9,350
Non-compete agreements	6.5	8,683	(7,379)	1,304
Consumer relationships	7.9	24,100	(13,339)	10,761
Other intangibles	6.2	6,620	(6,380)	240
Total		$ 73,193	$ (33,005)	$ 40,188

Amortization expense was $3.7 million, $4.3 million, and $3.0 million in fiscal 2024, 2023, and 2022, respectively. No impairment of goodwill or other intangible assets was recorded during fiscal 2024, 2023, and 2022.

The following table summarizes the estimated future amortization expense related to finite-lived intangible assets on our consolidated balance sheet as of September 28, 2024 (in thousands):

	Amount
2025	3,632
2026	3,385
2027	3,262
2028	3,154
2029	2,833
Thereafter	8,813
Total	$ 25,079

Note 5—Accounts and Other Receivables, Net

Accounts and other receivables, net consisted of the following (in thousands):

	September 28, 2024	September 30, 2023
Vendor and other rebates receivable	$ 24,713	$ 6,818
Customer receivables	18,262	18,334
Other receivables	4,723	5,900
Allowance for doubtful accounts	(2,231)	(1,656)
Total	$ 45,467	$ 29,396

Note 6—Inventories

Inventories consisted of the following (in thousands):

	September 28, 2024	September 30, 2023
Raw materials	$ 3,381	$ 3,076
Finished goods	230,902	308,761
Total	$ 234,283	$ 311,837

Changes in inventory excess and obsolescence reserves were as follows (in thousands):

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions Sale or Disposal of Inventories	Balance at End of Period
Fiscal 2024	$ 6,924	$ 8,413	$ —	$ 15,337
Fiscal 2023	$ 5,871	$ 4,387	$ (3,334)	$ 6,924
Fiscal 2022	$ 5,856	$ 865	$ (850)	$ 5,871

Note 7—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	September 28, 2024	September 30, 2023
Prepaid insurance	$ 1,120	$ 1,236
Prepaid occupancy costs	2,132	1,967
Prepaid sales tax	3,719	4,060
Prepaid maintenance	4,388	4,426
Prepaid other	13,380	6,027
Other current assets	9,440	5,917
Total	$ 34,179	$ 23,633

Note 8—Property and Equipment

Property and equipment consist of the following (in thousands):

	September 28, 2024	September 30, 2023
Land	$ 5,401	$ 5,401
Buildings and improvements	10,141	10,063
Vehicles, machinery and equipment	44,925	42,663
Leasehold improvements	199,402	200,968
Office furniture, computers and software	115,129	178,733
Construction in process	9,886	12,389
Equipment under finance lease	565	—
	$ 385,449	$ 450,217
Less: accumulated depreciation and amortization	(287,002)	(359,932)
Total	$ 98,447	$ 90,285

Depreciation and amortization expense on property and equipment was $29.2 million, $29.8 million, and $27.8 million in fiscal 2024, 2023, and 2022, respectively. Construction in process primarily consisted of leasehold improvements related to new or remodeled locations where construction had not been completed by the end of the period and internal use software as of September 28, 2024 and September 30, 2023.

Capitalized software additions placed into service were $2.1 million, $5.2 million, and $6.5 million in fiscal 2024, 2023, and 2022, respectively. Amortization expense on capitalized software was $3.9 million, $4.9 million, and $6.1 million in fiscal 2024, 2023, and 2022, respectively. Capitalized software accumulated amortization totaled approximately $19.2 million and $22.0 million as of September 28, 2024 and September 30, 2023, respectively. Capitalized software and development costs remaining to be amortized were approximately $6.0 million and $11.6 million as of September 28, 2024 and September 30, 2023, respectively.

Note 9—Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	September 28, 2024	September 30, 2023
Accrued payroll and employee benefits	$ 20,813	$ 18,558
Customer deposits	5,289	7,356
Interest	5,545	581
Inventory related accruals	13,586	13,843
Loyalty and deferred revenue	6,269	6,785
Sales tax	8,282	9,146
Self-insurance reserves	9,287	9,138
Other accrued liabilities	37,642	25,191
Total	$ 106,713	$ 90,598

As of September 28, 2024, September 30, 2023, and October 1, 2022, approximately $1.0 million, $1.5 million, and $1.1 million of capital expenditures were included in other accrued liabilities, respectively.

Note 10—Long-Term Debt, Net

Our long-term debt, net consisted of the following (in thousands, except interest rates):

	Effective Interest Rate [1]	September 28, 2024	September 30, 2023
Term Loan	8.11% [2]	$ 783,675	$ 789,750
Revolving Credit Facility	—% [3]	—	—
Total long-term debt		783,675	789,750
Less: current portion of long-term debt		(8,100)	(8,100)
Less: unamortized discount		(1,818)	(2,316)
Less: deferred financing charges		(4,692)	(6,058)
Total long-term debt, net		$ 769,065	$ 773,276

(1) Effective interest rates as of September 28, 2024.
(2) Carries interest at a specified margin over the Term Secured Overnight Financing Rate ("SOFR") between 2.50% and 2.75% with a minimum SOFR of 0.50% plus a SOFR adjustment.
(3) Carries interest at a specific margin between 0.25% and 0.75% with respect to base rate loans and between 1.25% and 1.75% with respect to Term SOFR loans, with a SOFR adjustment.

Term Loan

In June 2023, we entered into Amendment No. 1 ("Term Loan Amendment") to our Term Loan. The Term Loan Amendment (i) replaced the existing LIBOR-based interest rate benchmark with a Term SOFR-based benchmark and (ii) amended certain other related terms and provisions, including the addition of a SOFR adjustment of (a) 0.11448% per annum for one-month, (b) 0.26161% per annum for three months, and (c) 0.42826% per annum for three months. The other material terms of the Term Loan remained substantially unchanged.

The Term Loan provides for an $810.0 million secured term loan facility with a maturity date of March 9, 2028. Borrowings under the Term Loan have an initial applicable rate, at our option, of (i) 2.75% for loans that are Term SOFR loans and (ii) 1.75% for loans that are Alternate Base Rate, ("ABR") loans (the "Applicable Rate"). The Applicable Rate of the Term Loan is based on our first lien leverage ratio as follows: (a) if the first lien leverage ratio is greater than 2.75 to 1.00, the applicable rate will be 2.75% for Term SOFR loans and 1.75% for ABR loans and (b) if the first lien leverage ratio is less than or equal to 2.75 to 1.00, the applicable rate will be 2.50% for Term SOFR loans and 1.50% for ABR loans. For Term SOFR loans, the loans will bear interest at the Term SOFR-based benchmark rate plus the Applicable Rate and the SOFR adjustment, as defined above.

Revolving Credit Facility

In March 2023, we entered into Amendment No. 6 to our $200.0 million credit facility ("Revolving Credit Facility") maturing on August 13, 2025 (the "Amendment"). The Amendment (i) increased the revolving credit commitments under the

Revolving Credit Facility in the amount of $50.0 million, such that the aggregate commitments are $250.0 million and (ii) replaced the existing LIBOR-based rate with a Term SOFR-based rate, as an interest rate benchmark. The Revolving Credit Facility has (i) an applicable margin on base rate loans with a range of 0.25% to 0.75%, (ii) an applicable margin on Term SOFR loans with a range of 1.25% and 1.75%, (iii) a SOFR Adjustment of 0.10% for all borrowing periods, (iv) a floor of 0% per annum, and (v) a commitment fee rate of 0.25% per annum. The other material terms of the Revolving Credit Facility prior to the Amendment remained substantially unchanged.

On April 3, 2024, we entered into Amendment No. 7 to our Revolving Credit Facility (the "2024 Amendment"). The 2024 Amendment (i) extended the maturity date to April 3, 2029 and (ii) revised the applicable margin on Term SOFR and base rate loans. The other material terms of the Revolving Credit Facility prior to the 2024 Amendment remained substantially unchanged.

As of September 28, 2024 and September 30, 2023, no amounts were outstanding under the Revolving Credit Facility. The amount available under our Revolving Credit Facility was reduced by $10.4 million and $11.4 million of existing standby letters of credit as of September 28, 2024 and September 30, 2023, respectively.

Representations and Covenants

Substantially all of our assets are pledged as collateral to secure our indebtedness. The Term Loan does not require us to comply with any financial covenants. The Term Loan and the Revolving Credit Facility contain customary representations and warranties, covenants, and conditions to borrowing. No events of default occurred as of September 28, 2024 and September 30, 2023.

Future Debt Maturities

The following table summarizes the debt maturities and scheduled principal repayments of our indebtedness as of September 28, 2024 (in thousands):

	Amount
2025	10,125
2026	8,100
2027	8,100
2028	757,350
2029	—
Thereafter	—
Total	$ 783,675

Note 11—Leases

Leases

We lease certain locations, office, distribution, and manufacturing facilities under operating leases that expire at various dates through May 2049. We are obligated to make cash payments in connection with various lease obligations and purchase commitments. All of these obligations require cash payments to be made by us over varying periods of time. Certain leases are renewable at our option typically for periods of five or more years. Certain of these arrangements are cancelable on short notice and others require payments upon early termination.

The following table summarizes the components of lease expense (in thousands):

	Year Ended		
	September 28, 2024	September 30, 2023	October 1, 2022
Operating lease expense	$ 83,982	$ 79,741	$ 72,922
Finance lease amortization of ROU asset	165	—	—
Finance lease interest on lease liability	15	—	—
Total net lease expense	$ 84,162	$ 79,741	$ 72,922

As of September 28, 2024 and September 30, 2023, operating lease right-of-use assets obtained in exchange for operating and financing lease liabilities totaled $12.3 million and $11.1 million, respectively.

The following table presents the weighted-average remaining lease term and discount rate for both operating and financing leases:

	September 28, 2024	September 30, 2023
Weighted-average remaining operating lease term	5.3 years	5.0 years
Weighted-average discount rate - operating leases	6.4%	6.2%
Weighted-average remaining finance lease term	1.4 years	-
Weighted-average discount rate - finance leases	5.0%	-

The following table summarizes the future annual minimum lease payments for both operating and financing leases as of September 28, 2024 (in thousands):

	Operating		Financing	
2025	$	78,328	$	323
2026		83,619		128
2027		61,402		—
2028		39,471		—
2029		24,282		—
Thereafter		44,682		—
Total	$	331,784	$	451
Less: amount of lease payments representing imputed interest		59,360		15
Present value of future minimum lease payments		272,424		436
Less: current lease liabilities		63,357		313
Lease liabilities, noncurrent	$	209,067	$	123

Note 12—Income Taxes

The provision for income taxes consists of the following (in thousands):

		Year Ended				
	September 28, 2024		September 30, 2023		October 1, 2022	
Current:						
Federal	$	5,517	$	13,425	$	37,886
State		1,154		2,404		8,736
Total Current		6,671		15,829		46,622
Deferred:						
Federal		2,879		(5,608)		2,556
State		551		(722)		(90)
Total Deferred		3,430		(6,330)		2,466
Total income tax provision	$	10,101	$	9,499	$	49,088

A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows (in thousands):

		Year Ended				
	September 28, 2024		September 30, 2023		October 1, 2022	
Federal income tax at statutory rate	$	(2,788)	$	7,716	$	43,705
Equity-based compensation		1,430		129		(1,025)
Section 162(m) limitation		651		520		805
Permanent differences		87		82		96
Change in valuation allowance		11,177		—		—
State taxes, net of federal benefit		(82)		1,109		6,734
Credits		(318)		—		—
Other		(56)		(57)		(1,227)
Total income tax provision	$	10,101	$	9,499	$	49,088

Our effective income tax rate for fiscal 2024 was -76.1% as compared to 25.9% in fiscal 2023.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are summarized below (in thousands):

	September 28, 2024	September 30, 2023
Deferred tax assets:		
Compensation accruals	$ 2,063	$ 1,878
Inventories	4,564	1,237
Lease liabilities	67,046	64,619
Equity-based compensation	1,996	2,503
Reserves and other accruals	6,590	2,696
Interest limitation	14,858	7,615
Capitalized research expenditures	1,646	2,017
Total deferred tax assets	98,763	82,565
Deferred tax liabilities:		
Property, plant, and equipment	(4,649)	(4,387)
Intangibles	(8,299)	(6,109)
Lease assets	(65,646)	(61,835)
Deferred financing cost	(218)	(253)
Other	(4,606)	(2,383)
Total deferred tax liabilities	(83,418)	(74,967)
Valuation allowance	(11,177)	—
Deferred tax assets (liabilities), net	$ 4,168	$ 7,598

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. The interest expense limitations passed in the Tax Cuts and Jobs Act created a deferred tax asset to the extent current year interest expense is not deductible. In determining the need for a valuation allowance we consider both the positive and negative evidence including our ability to forecast future operating results, historical tax losses and our ability to utilize DTAs within the requisite carryforward periods. In September 2024, management applied judgment and concluded that it is more-likely-than-not a portion of our deferred tax assets will not be realized due to certain limitations and recorded a valuation allowance of $11.2 million.. As of September 28, 2024, and September 30, 2023, we recorded a valuation allowance of $11.2 million and zero, respectively.

We are subject to United States federal and state taxes in the normal course of business and our income tax returns are subject to examination by the relevant tax authorities. We are no longer subject to United States federal examinations by taxing authorities for calendar years before 2021 and no longer subject to state examinations for calendar years before 2020.

Our liability for unrecognized tax benefits is as follows (in thousands):

	September 28, 2024	September 30, 2023
Balance at beginning of period	$ —	$ —
Gross increases - tax positions in prior period	—	—
Gross increases - tax positions in current period	392	—
Balance at end of period	$ 392	$ —

The total amount of gross unrecognized tax benefits was $0.3 million as of September 28, 2024.

We recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. No material amounts were recognized during any of the periods presented. We do not expect a significant decrease in our liability for unrecognized tax benefits in the next 12 months.

In August 2022, the Inflation Reduction Act of 2022 was signed into law and contains provision effective January 1, 2023 which were not material to the Company's income tax provision.

Note 13—Commitments & Contingencies

Contingencies

On September 8, 2023, a class action complaint for violation of federal securities laws was filed by West Palm Beach Police Pension Fund in the U.S. District Court for the District of Arizona against us, our former Chief Executive Officer and our former Chief Financial Officer. On December 1, 2023, the court appointed lead plaintiff, and on February 20, 2024, the lead plaintiff filed an amended and consolidated complaint. The amended and consolidated complaint alleges that we violated federal securities laws by issuing materially false and misleading statements that failed to disclose adverse facts about our financial guidance, business operations and prospects, and seeks class certification, damages, interest, attorneys' fees, and other relief. Due to the early stage of this proceeding, we cannot reasonably estimate the potential range of loss, if any. We dispute the allegations of wrongdoing and intend to defend ourselves vigorously in this matter.

On March 13, 2024 and March 14, 2024, derivative actions were separately filed in the U.S. District Court for the District of Arizona and Delaware by John Clemens and Sally Flynn, on behalf of the company, and against our officers and directors. Both complaints include substantially the same allegations as those in the securities class action, and allege that the defendant directors and officers harmed the Company by either making false or misleading statements, or allowing false or misleading statements to be made. The complaints seek the award of damages, costs, and attorney's fees, and other declaratory relief. The parties in both the Arizona and Delaware derivative actions have filed stipulations to stay the actions pending resolution of the securities class action. Due to the early stage of these proceedings, we cannot reasonably estimate the potential range of loss, if any. We dispute the allegations of wrongdoing and intend to defend ourselves vigorously in these matters.

We are also defendants in lawsuits or potential claims encountered in the normal course of business. When the potential liability from a matter can be estimated and the loss is considered probable, we record the estimated loss. Due to uncertainties related to the resolution of lawsuits, investigations and claims, the ultimate outcome may differ from the estimates. We do not expect that the resolutions of any of these matters will have a material effect on our consolidated financial position or results of operations. We did not record any material loss contingencies as of September 28, 2024, September 30, 2023, and October 1, 2022.

Our workers' compensation insurance program, general liability insurance program, and employee group medical plan have self-insurance retention features of up to $0.4 million per event as of September 28, 2024 and September 30, 2023. We had standby letters of credit outstanding in the amount of $10.5 million and $11.4 million as of September 28, 2024 and September 30, 2023, respectively, for the purpose of securing such obligations under our workers' compensation self-insurance programs.

Vendor Guarantee

In August 2024, the Company entered into an amended agreement with one of its vendors in which the Company provided a guarantee of certain existing and future warranty obligations of the vendor's products. In exchange for providing the guarantee, the Company was provided additional rebates on past and future purchases from the vendor. The amended agreement was retroactive to January 1, 2024 with a term of four years.

Under the terms of the guarantee, the Company is required to reimburse the vendor for parts used for warranty worked performed. The guarantee has no limitation on the maximum potential future payment of warranty costs under the agreement. The Company recognized a liability in accrued expenses associated with this guarantee at an estimated fair value of approximately $10.7 million. The corresponding asset related to the expected discounts on future purchases is recorded in prepaid expenses and other current assets. The amortization of this balance will be recorded as cost of goods sold during the term of the amended agreement. As of September 28, 2024, the liability related to the guarantee was $9.5 million.

Subsequent to fiscal year end, the Company and the vendor amended the amended agreement effective September 29, 2024 to eliminate the guarantee and reduce rebates on future purchases. As a result, the Company will derecognize the warranty guarantee liability and the other current asset balance in the first quarter of fiscal 2025.

Purchase Commitments

In addition to our lease obligations, we maintain future purchase commitments related to inventory and operational requirements.

The following table summarizes the future minimum purchase commitments as of September 28, 2024 (in thousands):

	Amount
2025	79,191
2026	8,334
2027	5,996
2028	2,177
2029	1,946
Thereafter	—
Total	$ 97,644

Note 14—401(K) Plan

We provide for the benefit of our employees a voluntary defined contribution retirement plan under Section 401(k) of the Internal Revenue Code. The plan covers all eligible employees and provides for a matching contribution by us of 50% of each participant's contribution of up to 4% of the individual's compensation as defined. The expenses related to this plan were $1.4 million, $1.5 million, and $1.4 million in fiscals 2024, 2023 and 2022, respectively.

Note 15—Share Repurchase Program

On December 3, 2021, the board of directors authorized a share repurchase program for up to an aggregate of $300 million of the Company's outstanding shares of common stock over a period of three years, expiring December 31, 2024. The amount, price, manner, and timing of repurchases are determined by the Company in its discretion and depends on a number of factors, including legal requirements, price, economic and market conditions, the Company's financial condition, capital requirements, cash flows, results of operations, future business prospects, and other factors our management may deem relevant. The share repurchase program may be amended, suspended, or discontinued at any time. Shares may be repurchased from time-to-time using a variety of methods, including on the open market and/or in privately negotiated transactions, including under plans complying with Rule 10b5-1 under the Exchange Act, as part of accelerated share repurchases, and other methods.

On December 16, 2021, the Company repurchased and retired 7.5 million shares of common stock at a price per share of $20.25 under the program. The Company paid $151.9 million ($152.1 million including offering costs) to fund the share repurchase using existing cash on hand. The Company accounted for the share repurchase and retirement of shares under the cost method by deducting its par value from common stock, reducing additional paid-in-capital by $127.5 million (using the share price when the shares were originally issued), and increasing retained deficit by the remaining excess cost of $24.4 million.

As of September 28, 2024, approximately $147.7 million remained available for future purchases under our share repurchase program.

During the years ended September 28, 2024 and September 30, 2023 no shares were repurchased.

Note 16—Equity-Based Compensation

Equity-Based Compensation

2020 Omnibus Incentive Plan

In October 2020, we adopted the Leslie's, Inc. 2020 Omnibus Incentive Plan (the "Plan"), which was amended and restated by our shareholders at our 2024 Annual Meeting of Shareholders. The Plan provides for various types of awards, including non-qualified stock options to purchase Leslie's common stock (each, a "Stock Option"), restricted stock units ("RSUs") and performance stock units ("PSUs") which may settle in Leslie's, Inc. common stock to our directors, executives, and eligible employees of the Company. As of September 28, 2024, we had approximately 14.5 million shares of common stock available for future grants under the Plan.

As of September 28, 2024, the aggregate unamortized value of all outstanding equity-based compensation awards was approximately $15.5 million, which is expected to be recognized over a weighted average period of approximately 2.4 years.

Stock Options

Stock Options granted under the Plan generally expire ten years from the date of grant and consist of Stock Options that vest upon satisfaction of time-based requirements. The following tables summarize our Stock Option activity under the Plan (in thousands, except per share amounts):

	Year Ended			
	September 28, 2024		September 30, 2023	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, Beginning	3,308	$ 18.10	3,780	$ 18.24
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited/Expired	(1,430)	17.64	(472)	19.25
Balance, Ending	1,878	$ 18.46	3,308	$ 18.10
Vested and exercisable as of September 28, 2024	1,639	$ 18.33	1,980	$ 18.18

	September 28, 2024
Aggregate intrinsic value of Stock Options outstanding	$ —
Unamortized value of unvested Stock Options	$ 372
Weighted average years that expense is expected to be recognized	0.5
Weighted average remaining contractual years outstanding	6.6

Restricted Stock Units and Performance Units

RSUs represent grants that vest ratably upon the satisfaction of time-based requirements. PSUs represent grants potentially issuable in the future based upon the Company's achievement of certain performance conditions. The fair value of our RSUs and PSUs are calculated based on the Company's stock price on the date of the grant.

The following table summarizes our RSU and PSU activity under the Plan (in thousands, except per share amounts):

	Year Ended			
	September 28, 2024		September 30, 2023	
	Number of RSUs/PSUs	Weighted Average Grant Date Fair Value	Number of RSUs/PSUs	Weighted Average Grant Date Fair Value
Outstanding, Beginning	2,084	$ 11.92	2,297	$ 10.04
Granted [1]	2,937	4.73	1,487	11.19
Vested	(793)	9.30	(1,057)	7.00
Forfeited	(1,181)	9.04	(643)	11.58
Balance, Ending	3,047	$ 6.79	2,084	$ 11.92

(1) For the year ended September 28, 2024, granted amounts include 0.4 million PSUs granted subject to the Company achieving certain adjusted net income and sales performance targets on a cumulative basis during fiscal years 2024 and 2025. The criteria are based on a range of these performance targets in which participants may earn between 0% to 200% of the base number of awards granted. The weighted average grant date fair value of the PSUs was $5.43. The Company assesses the attainment of target payout rates each reporting period. Equity-based compensation expense is recognized for awards deemed probable of vesting.

For the year ended September 30, 2023, granted amounts includes 0.3 million PSUs granted in December 2022 subject to the Company achieving certain adjusted net income and sales performance targets on a cumulative basis during each of fiscal years 2024, 2025, and 2026. The criteria are based on a range of these performance targets in which participants may earn between 0% to 200% of the base number of awards granted. The weighted average grant date fair value of the PSUs was $12.04. The Company assesses the attainment of target payout rates each reporting period. Equity-based compensation expense is recognized for awards deemed probable of vesting.

	September 28, 2024
Unamortized value of unvested RSUs/PSUs *(in thousands)*:	$ 15,082
Weighted average period (years) expense is expected to be recognized	2.5

During the fiscal years ended September 28, 2024 and September 30, 2023 equity-based compensation expense was $8.6 million and $11.7 million, respectively. Equity-based compensation expense is reported in SG&A in our consolidated statements of operations.

Note 17—Earnings Per Share

The following is a reconciliation of basic weighted average common shares outstanding to diluted weighted average common shares outstanding (in thousands, except per share amounts):

	Year Ended		
	September 28, 2024	September 30, 2023	October 1, 2022
Numerator:			
Net (loss) income	$ (23,379)	$ 27,242	$ 159,029
Denominator:			
Weighted average shares outstanding - basic	184,694	183,839	184,347
Effect of dilutive securities:			
Stock Options	—	—	—
RSUs	—	877	1,801
Weighted average shares outstanding - diluted	184,694	184,716	186,148
Basic earnings per share	$ (0.13)	$ 0.15	$ 0.86
Diluted earnings per share	$ (0.13)	$ 0.15	$ 0.85

The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted earnings per share because the effect of including such shares would have been antidilutive (in thousands):

	Year Ended		
	September 28, 2024	September 30, 2023	October 1, 2022
Stock Options	2,590	3,539	4,020
RSUs	1,387	2,154	601
Total	3,977	5,693	4,621

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Management's Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the appropriate time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures, as of September 28, 2024. Based on that evaluation, our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) have concluded that our disclosure controls and procedures were not effective as of September 28, 2024, due to the material weaknesses in our internal control over financial reporting described below (and as previously disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023).

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (ii) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with appropriate authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision of and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of September 28, 2024, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on our assessment, our management concluded that we did not maintain effective internal control over financial reporting as of September 28, 2024 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As previously disclosed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2023, we identified a material weakness in the Company's internal control over financial reporting related to the operation of controls over the performance of a subset of the Company's physical inventories held at certain locations to validate inventory levels and the completeness and accuracy of data used in validating the appropriateness of inventory costing for a subset of the Company's inventories and inventory reserves.

We also identified a material weakness in the Company's internal control over financial reporting related to the design and operation of controls over the Company's vendor rebate process.

These material weaknesses did not result in any identified material misstatements to the financial statements, and there were no changes to previously released financial results. However, the deficiencies created a reasonable possibility that material misstatements to the consolidated financial statements would not be prevented or detected on a timely basis.

Management has analyzed the material weaknesses and performed additional analysis and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented. Ernst & Young LLP, an independent registered public accounting firm who audited and reported on our consolidated financial statements included in this report, has issued an adverse report on the effectiveness of our internal control over financial reporting as of September 28, 2024, included in their report below.

Ongoing Remediation Efforts

As previously disclosed in Part II, Item 9A. "Controls and Procedures" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 and as disclosed above in this Annual Report on Form 10-K, we continue to implement a plan to address the material weaknesses in internal control over financial reporting that are described above. We have devoted and intend to continue to devote significant time and resources to enhance the design and implementation of our existing controls and procedures and to create new complementary and compensating controls as needed. With respect to inventory controls, the following remediation activities, amongst others, have taken place as of September 28, 2024:

- examined our current controls and identified the root cause(s) for the deficiencies;

- examined and enhanced the procedures regarding certain of our annual physical inventory counts, including the augmentation of employee training and validation of system generated reports utilized in performing certain annual physical counts and clarification of instructions as to the process for recording adjustments to inventory as a result of physical counts and validation of data used in inventory costing; and

- enhanced supervision of personnel during and subsequent to physical inventory counts to confirm compliance with our established policies.

We are further enhancing the execution of existing inventory controls as follows:

- backfilling open roles with individuals who have the requisite accounting and internal controls knowledge and experience to complement the existing accounting team;

- assessing the specific training needs for newly hired and existing personnel and developing and delivering training programs designed to uphold our internal control standards; and

- examining and enhancing the procedures regarding the completeness and accuracy of data utilized in computing inventory reserves.

With respect to vendor rebates, the following remediation activities, among others, have taken place as of September 28, 2024:

- examined our current controls and identified the root cause(s) for the deficiencies; and

- implemented and enhanced controls that aid in the detection of potential material deviations that may impact our financial reporting.

We are further enhancing the design and execution of existing controls and creating new controls as needed regarding vendor rebates as follows:

- enhancing controls to detect potential material misstatements in the data utilized to calculate vendor rebates earned and the timing of vendor rebate income recognition;

- implementing and enhancing controls related to technical accounting reviews of top vendor rebate agreements prior to contract execution;

- backfilling open roles with individuals who have the requisite accounting and internal controls knowledge and experience to complement the existing accounting team; and

- assessing the specific training needs for newly hired and existing personnel and developing and delivering training programs designed to uphold our internal control standards.

The actions we are taking are subject to continued senior management review as well as audit committee oversight. We intend to remediate these material weaknesses as soon as possible, and we believe the measures described above will help remediate the material weaknesses and strengthen our internal control over financial reporting. These material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded through testing that these controls are operating effectively. We anticipate that our remediation activities will be completed during fiscal year 2025. We are committed to continuing to improve our internal control processes, and, as we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies, or we may modify certain remediation measures described above.

Changes in Internal Control Over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer, with other members of management, evaluated the changes in our internal control over financial reporting during the quarter ended September 28, 2024. Except as described above, we determined that there were no changes in our internal control over financial reporting during the quarter ended September 28, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Leslie's, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Leslie's, Inc.'s internal control over financial reporting as of September 28, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Leslie's, Inc. (the Company) has not maintained effective internal control over financial reporting as of September 28, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses were identified and included in management's assessment. Management has identified material weaknesses in controls related to the Company's vendor rebate process and inventory process.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of September 28, 2024 and September 30, 2023, the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended September 28, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated November 27, 2024 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Phoenix, Arizona
November 27, 2024

Item 9B. Other Information.

(a) Information Required to be Disclosed on Form 8-K

None.

(b) Trading Plans

During the quarter ended September 28, 2024, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Except as indicated below, information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K, including under the headings "Corporate Governance," "Proposal 1: Election of Directors," "Information about Our Executive Officers," and, if applicable, "Delinquent Section 16(a) Reports."

We have adopted a Code of Ethics that applies to all of our directors, officers, and employees, including our Principal Executive, Principal Financial, and Principal Accounting Officers, or persons performing similar functions. Our Code of Ethics is posted on the investor relations page of our website: www.lesliespool.com. We intend to disclose future amendments to certain provisions of the Code of Ethics, and waivers of the Code of Ethics granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Item 11. Executive Compensation.

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K, including under the headings "Compensation Discussion and Analysis" and "Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K, including under the headings "Beneficial Ownership of Securities" and "Compensation Discussion and Analysis."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K, including under the headings "Certain Relationships and Related Party Transactions" and "Director Independence."

Item 14. Principal Accountant Fees and Services.

Information responsive to this item is incorporated herein by reference to our Proxy Statement with respect to our 2025 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of our fiscal year covered by this Annual Report on Form 10-K, including under the heading "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statements Schedules.

(a) The following documents are filed as a part of this report:

(1) *Financial Statements*. The Company's financial statements are included in Part II, Item 8, Financial Statements and Supplementary Data.

(2) *Financial Statements Schedules*. All schedules are omitted since they are not applicable, not required, or the information required to be set forth therein is included under Part II, Item 8, Financial Statements and Supplementary Data.

(3) *Exhibits*. The exhibits listed in the Exhibit Index immediately below are filed as part of this Annual Report on Form 10-K.

		Incorporated by Reference		
Exhibit Number	**Exhibit Description**	**Form**	**Exhibit**	**Filing Date/ Period End Date**
3.1	Sixth Amended and Restated Certificate of Incorporation, effective as of March 16, 2023	8-K	3.1	3/19/2023
3.2	Amended and Restated Bylaws, effective as of August 13, 2024	8-K	3.1	8/15/2024
4.1	Indenture, dated as of August 16, 2016, by and among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the other guarantors party thereto and U.S. Bank National Association, as Trustee	S-1/A	4.1	10/22/2020
4.2	First Supplemental Indenture, dated as of October 26, 2016, by and among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the other guarantors party thereto and U.S. Bank National Association, as Trustee	S-1/A	4.2	10/22/2020
4.3	Second Supplemental Indenture, dated as of February 3, 2017, by and among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the other guarantors party thereto and U.S. Bank National Association, as Trustee	S-1/A	4.3	10/22/2020
4.8	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934	10-K	4.5	12/23/2020
10.1#	Form of Indemnification Agreement between Leslie's, Inc. and its directors and officers	S-1/A	10.1	10/22/2020
10.2#	2020 Amended and Restated Omnibus Incentive Plan	8-K	10.1	3/19/2024
10.3#	Form of Stock Option Agreement pursuant to 2020 Omnibus Incentive Plan	S-1/A	10.3	10/22/2020
10.4#	Form of Restricted Stock Unit Agreement pursuant to 2020 Omnibus Incentive Plan	10-Q	10.2	2/3/2023
10.5#	2024 Form of Performance Unit Award Agreement pursuant to 2020 Omnibus Incentive Plan	10-Q	10.1	2/2/2024
10.6#	Form of Performance Unit Award Agreement pursuant to 2020 Omnibus Incentive Plan	10-Q	10.3	2/3/2023
10.7#	Amended and Restated Employment Agreement, dated as of October 19, 2020, by and between Leslie's, Inc. and Michael R. Egeck	S-1/A	10.5	10/22/2020
10.8	Term Loan Credit Agreement, dated as of August 16, 2016, among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the lenders party thereto from time-to-time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent	S-1/A	10.12	10/22/2020
10.9	Incremental Amendment No. 1, dated as of January 26, 2017, to the Term Loan Credit Agreement among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the lenders party thereto from time-to-time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent	S-1/A	10.13	10/22/2020
10.10	Amendment No. 2, dated as of February 16, 2017, to the Term Loan Credit Agreement among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the lenders party thereto from time-to-time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent	S-1/A	10.14	10/22/2020

10.11	Amendment No. 3, dated as of February 27, 2018, to the Term Loan Credit Agreement among Leslie's Poolmart, Inc., Leslie's Holdings, Inc., the lenders party thereto from time-to-time and Nomura Corporate Funding Americas, LLC, as administrative agent and as collateral agent	S-1/A	10.15	10/22/2020
10.12	Credit Agreement entered into as of October 16, 2012, among Leslie's Poolmart, Inc., the subsidiary borrowers from time-to-time party thereto, Leslie's Holdings, Inc., each lender from time-to-time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent	S-1/A	10.16	10/22/2020
10.13	Amendment No. 1, dated as of August 16, 2016, to the Credit Agreement among Leslie's Poolmart, Inc., the subsidiary borrowers from time-to-time party thereto, Leslie's Holdings, Inc., each lender from time-to-time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent	S-1/A	10.17	10/22/2020
10.14	Amendment No. 2, dated as of September 29, 2016, to the Credit Agreement among Leslie's Poolmart, Inc., the subsidiary borrowers from time-to-time party thereto, Leslie's Holdings, Inc., each lender from time-to-time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent	S-1/A	10.18	10/22/2020
10.15	Amendment No. 3, dated as of January 13, 2017, to the Credit Agreement among Leslie's Poolmart, Inc., the subsidiary borrowers from time-to-time party thereto, Leslie's Holdings, Inc., each lender from time-to-time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent	S-1/A	10.19	10/22/2020
10.16	Amendment No. 4, dated as of August 13, 2020, to the Credit Agreement among Leslie's Poolmart, Inc., the subsidiary borrowers from time-to-time party thereto, Leslie's Holdings, Inc., each lender from time-to-time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, as Co-Collateral Agent	8-K	10.1	4/9/2024
10.17	Amendment No. 5, dated as of April 12, 2021, to the Credit Agreement among Leslie's Poolmart, Inc., the subsidiary borrowers from time-to-time party thereto, Leslie's, Inc., each lender from time-to-time party thereto, Bank of America, N.A., as Administrative Agent, and U.S. National Association, as Co-Collateral Agent	10-Q	10.2	5/10/2021
10.18	Amendment No. 6, dated as of March 15, 2023, to the Credit Agreement among Leslie's Poolmart, Inc., Leslie's, Inc., and the subsidiary borrowers named therein, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, Co-Collateral Agent	8-K	10.1	3/16/2023
10.19	Amendment No. 7, dated as of April 3, 2024, to the Credit Agreement among Leslie's Poolmart, Inc., Leslie's, Inc., and the subsidiary borrowers named therein, Bank of America, N.A., as Administrative Agent, and U.S. Bank National Association, Co-Collateral Agent	8-K	10.1	4/9/2024
10.20	Amended & Restated Term Loan Credit Agreement, dated as of March 9, 2021, by and among the Company, Leslie's Poolmart, Inc., the lenders from time-to-time party thereto and Nomura Corporate Funding Americas, LLC, as administrative agent for the Lenders and as collateral agent for the Secured Parties	8-K	10.1	3/10/2021
10.21	Amendment No. 1, dated as of June 8, 2023, to the Amended and Restated Term Loan Credit Agreement by and among Leslie's Poolmart, Inc., Leslie's, Inc., the lenders from time to time party thereto and Nomura Corporate Funding Americas, LLC, as administrative agent and collateral agent	8-K	10.1	6/13/2023
10.22#	Leslie's, Inc. Annual Incentive Plan	10-Q	10.1	2/3/2023
10.23#	Executive Severance Pay Plan, dated April 11, 2022, by and between Leslie's Poolmart, Inc. and Paula Baker	10-K	10.23	11/30/2022
10.24#	Executive Severance Pay Plan, dated April 11, 2022, by and between Leslie's Poolmart, Inc. and Brad Gazaway	10-K	10.24	11/30/2022
10.25#	Executive Severance Pay Plan, dated April 11, 2022, by and between Leslie's Poolmart, Inc. and Moyo LaBode	10-K	10.25	11/30/2022

10.26#	Offer Letter, dated as of July 7, 2023, by and between Leslie's Poolmart, Inc. and Scott Bowman	10-Q	10.2	8/3/2023
10.27#	Executive Severance Pay Plan, dated July 17, 2023, by and between Leslie's Poolmart, Inc. and Scott Bowman	10-Q	10.3	8/3/2023
10.28#	Transition Agreement between the Company and Paula Baker with an effective date of September 19, 2023	8-K	10.1	9/20/2023
10.29#	Executive Severance Pay Plan, dated April 11, 2022, by and between Leslie's Poolmart, Inc. and Mike Africa	10-K	10.30	11/29/2023
10.30#	Executive Severance Pay Plan, dated October 19, 2022, by and between Leslie's Poolmart, Inc. and Naomi Cramer	10-K	10.31	11/29/2023
10.31#	Executive Severance Pay Plan, dated June 29, 2023, by and between Leslie's Poolmart, Inc. and Dave Caspers	10-K	10.32	11/29/2023
10.32#	Executive Severance Pay Plan, dated April 23, 2024, by and between Leslie's Poolmart, Inc and Benjamin Lindquist	10-Q	10.2	5/9/2024
10.33#*	Executive Severance Pay Plan, dated August 20, 2024 by and between Leslie's Poolmart, Inc. and Jason McDonell			
10.34#*	Deferred Compensation Plan			
19.1*	Insider Trading Policy			
21.1*	Subsidiaries of Registrant			
23.1*	Consent of Independent Registered Public Accounting Firm			
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934			
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934			
32.1+	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350			
32.2+	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350			
97.1#	Leslie's, Inc. Compensation Recovery Policy	10-K	97.1	11/29/2023
101.INS*	Inline XBRL Instance Document			
101.SCH*	Inline XBRL Schema Document			
101.CAL*	Inline XBRL Calculation Linkbase Document			
101.LAB*	Inline XBRL Label Linkbase Document			
104*	The cover page from the Company's Annual Report on Form 10-K for the year ended September 28, 2024, formatted in Inline XBRL (included as Exhibit 101)			

* Filed herewith.
# Indicates a management contract or compensatory plan or arrangement.
+ Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 16. Form 10-K Summary.

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**


LESLIE'S, INC.


Date: November 27, 2024   By: _____ /s/ Jason McDonell _____


Jason McDonell
Chief Executive Officer
(Principal Executive Officer)


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ John Strain **John Strain**	Chairman	November 27, 2024
/s/ Jason McDonell **Jason McDonell**	Chief Executive Officer (Principal Executive Officer) and Director	November 27, 2024
/s/ Scott Bowman **Scott Bowman**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 27, 2024
/s/ Yolanda Daniel **Yolanda Daniel**	Director	November 27, 2024
/s/ Seth Estep **Seth Estep**	Director	November 27, 2024
/s/ Lorna Nagler **Lorna Nagler**	Director	November 27, 2024
/s/ Maile Naylor **Maile Naylor**	Director	November 27, 2024
/s/ Susan O'Farrell **Susan O'Farrell**	Director	November 27, 2024
/s/ Claire Spofford **Claire Spofford**	Director	November 27, 2024

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Board of Directors

John Strain
Chairman of the Board
Leslie's, Inc.

Jason McDonell
Chief Executive Officer
Leslie's, Inc.

Yolanda Daniel
Former Vice President, Finance
Federal Reserve Bank of Chicago

Seth Estep
EVP & Chief Merchandising Officer
Tractor Supply Company

Lorna Nagler
Board Chair,
Ulta Beauty

Maile Naylor
Former Investment Officer, MFS
Investment Management

Susan O'Farrell
Former CFO,
BlueLinx Holdings, Inc.

Claire Spofford
Chief Executive Officer
J.Jill, Inc.

Executive Officers

Jason McDonell
Chief Executive Officer

Scott Bowman
Chief Financial Officer
& Treasurer

Dave Caspers
Chief Stores Officer

Naomi Cramer
Chief People Officer

Moyo LaBode
Chief Merchandising
& Supply Chain Officer

Benjamin Lindquist
SVP, General Counsel
& Corporate Secretary

Other Information

Corporate Headquarters
2005 East Indian School Rd
Phoenix, Arizona 85016

Stock Exchange
The Nasdaq Global
Select Market
Ticker Symbol: LESL

Transfer Agent
Computershare Trust
Company, N.A.

Investor Relations
Matthew Skelly
VP Investor Relations
investorrelations@lesl.com

Media Relations
Media Relations
FGS Global
Leslies@fgsglobal.com





2005 East Indian School Road
Phoenix, Arizona 85016